Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-173402, 333-173402-01 through 333-173402-13

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2011)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Annual Report for the year ended December 31, 2010 on Form 10-K/A, filed with the Securities and Exchange Commission on August 9, 2011. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated May 6, 2011, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

August 9, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K/A

(Amendment No. 1)

☒	ANNUAL REPORT ON FORM 10-K PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-147828

Hawker Beechcraft Acquisition Company, LLC

Hawker Beechcraft Notes Company

(Exact Name of Registrant as Specified in its Charter)

Delaware	71-1018770 20-8650498
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

10511 East Central, Wichita, Kansas 67206

(Address of Principal Executive Offices) (Zip Code)

(316) 676-7111

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. No  ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act of 1934.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).    Yes  ☐    No  ☒

No membership interests in Hawker Beechcraft Acquisition Company, LLC and no common shares of Hawker Beechcraft Notes Company are held by non-affiliates.

EXPLANATORY NOTE

We are revising our historical financial statements for the fiscal years ended December 31, 2010 and 2009 and the quarters in the fiscal year ended December 31, 2010 due to a typographical error on the consolidated statement of equity and comprehensive loss. This Annual Report on Form 10-K/A reflects such revisions which arose from management’s identification that activity for the ‘Realized prior service cost due to curtailment’, ‘Realized losses due to de-designation’ and ‘Reclassifications of unrealized losses due to maturities’ components of accumulated other comprehensive income did not carry forward into the ‘Total Comprehensive Income Attributable to HBAC’ column within the consolidated statement of equity and comprehensive loss. The identified error had no impact on the consolidated statement of operations, consolidated balance sheet or consolidated statement of cash flows. The consolidated statement of comprehensive loss included within this Annual Report on Form 10-K/A appropriately reflects such activity as a component of comprehensive loss for the fiscal periods ended December 31, 2010 and 2009.

The following tables illustrate the quantitative impact on comprehensive loss for each of the affected annual and quarterly periods (amounts in millions):

For the fiscal year ended
	December 31, 2010		December 31, 2009
	As Previously Presented	As Revised	As Previously Presented	As Revised
Comprehensive Loss	$(363.3)	$(341.2)	$(390.7)	$(316.4)

	For the three-month period ended		For the six-month period ended		For the nine-month period ended
	March 28, 2010		June 27, 2010		September 30, 2010
	As Previously Presented*	As Revised	As Previously Presented*	As Revised	As Previously Presented*	As Revised
Comprehensive Loss	$(65.4)	$(61.9)	$(114.0)	$(104.8)	$(225.6)	$(211.0)

*	As stated per Note 1 of the condensed consolidated financial statements filed on Form 10-Q for the period ended March 31, 2011.

			Page
Part II

	Item 8.	Financial Statements and Supplementary Data	4

Part IV

	Signatures		54

Item 8.	Financial Statements and Supplementary Data

COMPANY RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements and related information contained in this Annual Report on Form 10-K have been prepared by and are the responsibility of our management. Our financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect judgments and estimates as to the expected effects of transactions and events currently being reported. Our management is responsible for the integrity and objectivity of the financial statements and other financial information included in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, was appointed by our Audit Committee to audit our financial statements, and their report follows.

Hawker Beechcraft Acquisition Company, LLC

Report of Independent Registered Public Accounting Firm

To the Board of Directors of

Hawker Beechcraft Acquisition Company, LLC

In our opinion, the consolidated financial statements listed in the accompanying index, present fairly, in all material respects, the financial position of Hawker Beechcraft Acquisition Company, LLC (“the Company”) and its subsidiaries at December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

St. Louis, Missouri

February 25, 2011

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Financial Position

(In millions)

	December 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$422.8	$568.8
Accounts and notes receivable, net	118.1	126.4
Unbilled revenue	37.3	38.8
Inventories	1,059.9	1,298.9
Current deferred income tax asset, net	4.0	25.1
Prepaid expenses and other current assets	26.7	19.0

Total current assets	1,668.8	2,077.0

Property, plant and equipment, net	482.2	549.8
Goodwill	259.5	259.5
Intangible assets, net	759.1	809.6
Other assets, net	42.2	51.9

Total assets	$3,211.8	$3,747.8

Liabilities and Equity
Current liabilities:
Notes payable, revolver, and current portion of long-term debt	$74.6	$310.2
Advance payments and billings in excess of costs incurred	266.0	328.4
Accounts payable	221.1	215.2
Accrued salaries and wages	65.0	47.6
Accrued interest payable	14.7	15.0
Other accrued expenses	291.6	231.0

Total current liabilities	933.0	1,147.4

Long-term debt	2,055.1	2,054.0
Accrued pension benefits	349.4	296.3
Other long-term liabilities	75.1	92.3
Non-current deferred income tax liability, net	13.6	35.6

Total liabilities	3,426.2	3,625.6

Equity:
Paid-in capital	1,004.5	1,000.1
Accumulated other comprehensive loss	(310.4)	(274.1)
Retained deficit	(912.0)	(607.7)

Total (deficit) equity attributable to parent company	(217.9)	118.3

Non-controlling interest	3.5	3.9

Total (deficit) equity	(214.4)	122.2

Total liabilities and equity	$3,211.8	$3,747.8

The accompanying notes are an integral part of these condensed consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Operations

(In millions)

	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
Sales:
Aircraft and parts	$2,643.2	$3,034.3	$3,319.3
Services	161.5	164.2	227.2

Total sales	2,804.7	3,198.5	3,546.5

Cost of sales:
Aircraft and parts	2,442.2	2,894.3	2,824.9
Services	137.3	142.3	192.0

Total cost of sales	2,579.5	3,036.6	3,016.9

Gross profit	225.2	161.9	529.6

Restructuring	14.9	34.1	—
Definite-lived asset impairment	12.6	74.5	—
Goodwill and indefinite-lived intangible asset impairment	13.0	448.3	—
Selling, general and administrative expenses	257.5	209.7	279.1
Research and development expenses	101.1	107.3	110.2

Operating (loss) income	(173.9)	(712.0)	140.3

Interest expense	131.8	154.6	205.9
Interest income	(0.1)	(1.2)	(8.5)
Gain on debt repurchase, net	—	(352.1)	—
Other income, net	(2.2)	(1.3)	(2.4)

Non-operating expense (income), net	129.5	(200.0)	195.0

Loss before taxes	(303.4)	(512.0)	(54.7)

Provision for (benefit from) income taxes	0.9	(60.7)	102.5

Net loss	(304.3)	(451.3)	(157.2)

Net income attributable to non-controlling interest	0.6	0.3	1.4

Net loss attributable to parent company	$(304.9)	$(451.6)	$(158.6)

The accompanying notes are an integral part of these consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Consolidated Statements of Equity and Comprehensive Loss

(In millions)

For the Period January 1, 2008 – December 31, 2010

	Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Equity	Total Comprehensive Income Attributable to HBAC	Total Comprehensive Income Attributable Noncontrolling Interest
Balance at January 1, 2008	$989.2	$2.2	$14.4	$2.8	$1,008.6
Stock-based compensation	7.6				7.6
Net (loss) income		(158.6)		1.4	(157.2)	$(158.6)	$1.4
Other comprehensive income (loss), net of tax:
Net loss on pension and other benefits, net of tax of $1.7			(276.1)		(276.1)	(276.1)
Prior service cost, net of tax of $(1.8)			(28.4)		(28.4)	(28.4)
Unrealized loss on cash flow hedges, net of tax of $(1.0)			(114.2)		(114.2)	(114.2)
Foreign currency translation adjustments, net of tax of $1.2			(5.0)		(5.0)	(5.0)

Balance at January 1, 2009	996.8	(156.4)	(409.3)	4.2	435.3	(582.3)	1.4
Stock-based compensation	3.3				3.3
Dividends declared (received)		0.3		(0.6)	(0.3)
Net (loss) income		(451.6)		0.3	(451.3)	$(451.6)	$0.3
Adjustment for amortization of net actuarial loss and prior service cost
Other comprehensive income (loss), net of tax:
Realized prior service cost due to curtailment			5.5		5.5	5.5
Net gain on pension and other benefits, net of tax of $(14.6)			38.8		38.8	38.8
Unrealized gain on cash flow hedges, net of tax of $(14.5)			21.4		21.4	21.4
Realized losses due to de-designation			39.1		39.1	39.1
Reclassifications of unrealized losses due to maturities, net of tax of $(1.0)			29.7		29.7	29.7
Foreign currency translation adjustments, net of tax of $(0.6)			0.7		0.7	0.7

Balance at December 31, 2009	1,000.1	(607.7)	(274.1)	3.9	122.2	$(316.4)	$0.3

Stock-based compensation	4.4				4.4
Dividends declared (received)		0.6		(1.0)	(0.4)
Net (loss) income		(304.9)		0.6	(304.3)	$(304.9)	$0.6
Adjustment for amortization of net actuarial loss and prior service cost
Other comprehensive income (loss), net of tax:
Net loss on pension and other benefits, net of tax of $0			(50.5)		(50.5)	(50.5)
Unrealized loss on cash flow hedges, net of tax of $0			(7.3)		(7.3)	(7.3)
Reclassification of unrealized losses due to maturities, net of tax of $0			22.1		22.1	22.1
Foreign currency translation adjustments, net of tax of $0			(0.6)		(0.6)	(0.6)

Balance at December 31, 2010	$1,004.5	$(912.0)	$(310.4)	$3.5	$(214.4)	$(341.2)	$0.6

The accompanying notes are an integral part of these consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidated Statements of Cash Flows

(In millions)

	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
Cash flows from operating activities:
Net loss	$(304.3)	$(451.3)	$(157.2)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	90.6	91.0	85.6
Amortization of intangible assets	43.8	62.2	73.3
Amortization of debt issuance costs	9.3	12.6	9.6
Amortization of original issue discount	2.2	0.5	—
Amortization of deferred compensation	—	0.3	4.0
Stock-based compensation	4.6	3.3	7.6
Tax on stock vestings	(0.2)	—	—
Change in current and deferred income taxes	(0.9)	(34.0)	101.1
Gain on sale of property, plant and equipment	(1.4)	—	0.9
Gain on repurchase of long-term debt, net of debt issuance costs write-off		(352.1)
Inventory impairments	—	70.7	—
Definite-lived asset impairment	12.6	95.9	—
Goodwill and other indefinite-lived intangible impairment charges	13.0	448.3	—
Pension curtailment	—	5.5	—
Non-cash interest expense	6.9	20.2	—

Changes in assets and liabilities:
Accounts receivable, net	8.3	(23.4)	(23.1)
Unbilled revenue, advanced payments and billings in excess of costs incurred	(60.9)	(181.9)	(45.6)
Inventories, net	389.1	583.0	(280.0)
Prepaid expenses and other current assets	(4.9)	10.5	7.5
Accounts payable	15.2	(189.1)	80.7
Accrued salaries and wages	17.4	(9.0)	(3.9)
Other accrued expenses	69.8	(54.5)	113.9
Pension and other changes, net	(11.4)	67.9	(36.2)
Income taxes payable	(1.0)	0.5	(7.6)
Collection of financing receivables not sold	—	—	0.4

Net cash provided by (used in) operating activities	297.8	177.1	(69.0)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(32.0)	(51.0)	(70.2)
Additions to computer software	(9.7)	(3.5)	(4.7)
Proceeds from sale of fuel and line operations, net	—	—	123.6
Proceeds from sale of property, plant and equipment	6.5	1.2	1.4

Net cash (used in) provided by investing activities	(35.2)	(53.3)	50.1

Cash flows from financing activities:
Payment of notes payable	(158.7)	(202.2)	(157.3)
Payment of term loan	(15.0)	(13.5)	(13.0)
Issuance of long-term debt	—	188.0	—
Utilization of revolving credit facility	—	235.0	—
Payment of revolving credit facility	(235.0)	(7.6)	—
Proceeds from IRB funding	0.1	4.4	—
Debt repurchase	—	(136.7)	—

Net cash (used in) provided by financing activities	(408.6)	67.4	(170.3)

Effect of exchange rates on cash and cash equivalents	—	—	(2.7)

Net (decrease) increase in cash and cash equivalents	(146.0)	191.2	(191.9)
Cash and cash equivalents at beginning of period	568.8	377.6	569.5

Cash and cash equivalents at end of period	$422.8	$568.8	$377.6

Supplemental Disclosures:
Cash paid for interest	$119.0	$133.8	$189.1
Cash paid (received) for income taxes	2.0	(0.5)	7.6
Net non-cash transfers to (from) property, plant and equipment (to) from inventory	8.0	(21.5)	14.5
Net non-cash transfers from property, plant and equipment to prepaid expenses and other current assets	(3.0)	—	—
Inventories acquired through issuance of notes	158.1	148.9	214.3

The accompanying notes are an integral part of these consolidated financial statements.

Hawker Beechcraft Acquisition Company, LLC

Notes to Consolidated Financial Statements

1.	Background and Basis of Presentation

Hawker Beechcraft, Inc. (“HBI”) was formed in late 2006 by GS Capital Partners VI, L.P., an affiliate of The Goldman Sachs Group, Inc., and Onex Partners II LP, an affiliate of Onex Corporation, for the purpose of purchasing the Raytheon Aircraft business (“RA” or the “Predecessor”) from Raytheon Company (“Raytheon”) (the “Acquisition”). The Acquisition was completed on March 26, 2007. HBI acquired all of the outstanding membership interests of Raytheon Aircraft Acquisition Company, LLC, which was renamed Hawker Beechcraft Acquisition Company, LLC (“HBAC”), and substantially all of the assets of Raytheon Aircraft Services Limited. Hawker Beechcraft Notes Company (“HBNC”) is a wholly owned subsidiary of HBAC which was formed to co-issue certain debt obligations. HBNC has had no activity since its formation. Following the Acquisition, HBI contributed the equity interest of the entity purchasing the assets of Raytheon Aircraft Services Limited to HBAC. HBAC is engaged in the design, development, manufacturing, marketing, selling and servicing of business and general aviation, training and special mission aircraft. The accompanying unaudited condensed consolidated financial statements include the accounts of HBAC and its subsidiaries subsequent to the Acquisition. The terms “we,” “our,” “us,” the “Company,” “Successor” and “Hawker Beechcraft” refer to Hawker Beechcraft Acquisition Company, LLC (“HBAC”) and its subsidiaries.

Certain reclassifications have been made to the cost of sales between segments in prior period financial statements and notes to conform to the current period presentation.

2.	Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of HBAC and its wholly-owned and majority-owned subsidiaries. All material intercompany transactions have been eliminated. In the fourth quarter of 2008, the Company modified its practice for allocating overhead to cost of sales for “services” to include intercompany transactions. The change does not impact total cost of sales.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates are used when accounting for certain contracts, including estimates of the extent of progress towards completion, contract revenue and contract completion costs, as well as warranty cost, contingencies, pension, fair value of financial instruments, impairment tests and customer and vendor claims. Actual results could differ from those estimates. Included in Other accrued expenses on the Consolidated Statements of Financial Position at December 31, 2010 and 2009 are supplier claims of $50.5 million and $49.5 million, respectively, and post-delivery commitments of $56.8 million and $11.1 million, respectively.

Revenue Recognition. For the majority of our aircraft sales, we use the units-of-delivery method to measure progress towards completion. Actual sales and cost values for the unit being delivered are used as the basis for recording revenue and its associated margin. Under this method, revenue is recognized when title to an airworthy aircraft is transferred to the customer.

To a lesser extent, we use the cost-to-cost method to measure progress towards completion. The use of the cost-to-cost method is limited to longer term contracts with substantial contract-specific development or engineering cost. For these contracts, management believes the cost-to-cost method provides a better measure of progress towards completion than the units-of-delivery method. Under this method, incurred cost and estimated margin are recorded as revenue based on the ratio of costs incurred-to-date to total estimated costs at the completion of the contract. Accordingly, management must apply judgment to determine the estimated contract revenue and costs at completion. Total contract revenue estimates are based on negotiated contract prices and quantities. Estimated amounts for contract changes and claims are included in contract sales only when realization is estimated to be probable. Total contract cost projections require management to make numerous assumptions and estimates relating to items such as the complexity of design, availability and cost of materials, labor productivity and cost, overhead and capital costs and operational efficiency. Contract estimates are reviewed periodically to determine whether revisions to contract values or estimated costs at completion are necessary. The effects of changes in estimates resulting from any such revisions are reflected in the period the estimates are revised using a cumulative catch-up adjustment. Claims are included in revenue estimates only when it is probable that a reliably estimated increase in contract value will be realized. To the extent estimated total costs on a contract exceed the total estimate of revenue to be earned from the contract, the full value of the estimated loss is recorded in the period the loss is identified.

We recognize revenue on aircraft parts and services as the part is shipped or as the service is rendered.

Advertising Expenses. Advertising costs are expensed as incurred.

Research and Development. The Company performs research and development activities related to the development of new products and the improvement of existing products. Expenditures for research and development projects sponsored by the Company are expensed as incurred. Reimbursement of research and development costs under cost-sharing arrangements with vendors is recorded as a reduction to expense.

Shipping and Handling Costs. Shipping and handling costs are included in cost of sales.

Income Taxes. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, will more likely than not be realized.

HBAC records an income tax expense or benefit based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining the income tax provision. A change to these estimates could impact the effective tax rate and, subsequently, net income or net loss. The effect of changes in tax rates is recognized during the period in which the rate change occurs.

HBAC is included in the U.S. consolidated federal income tax return of HBI. Under the terms of an informal tax sharing agreement between HBAC and HBI, the amount of the cumulative tax liability of each member shall not exceed the total tax liability as computed on a separate return basis.

In July 2006, the FASB issued guidance which requires a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. HBAC adopted the provisions of FIN 48, “Accounting for Uncertainty in Income Taxes,” (codified primarily in FASB ASC Topic 740, Income Taxes) as of March 26, 2007. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. See Note 14 for additional information about income taxes and their impact on the consolidated financial statements.

Cash and Cash Equivalents. Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of 90 days or less. We aggregate our cash balances by bank and reclassify any book overdrafts to accounts payable.

Allowance for Doubtful Accounts. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of accounts receivable that will not be collected. The allowance is based upon an assessment of customer credit-worthiness, historical payment experience, the age of outstanding receivables and collateral, to the extent applicable. The allowance for doubtful accounts was $5.5 million and $4.1 million at December 31, 2010 and 2009, respectively.

Unbilled Revenue. Unbilled revenue is stated at cost plus estimated margin, but not in excess of realizable value. As costs incurred are on other than a straight-line basis, this revenue is recognized over contracted periods in proportion to total costs using historical evidence.

Inventories. Inventories are stated at cost (first-in, first-out or average cost), but not in excess of realizable value. Inventoried costs include direct engineering, production labor and material, as well as applicable overhead. HBAC records pre-owned aircraft acquired in connection with the sale of new aircraft at the lower of the trade-in value or estimated net realizable value. Inventories obtained in the Acquisition were reflected at fair value in the opening balance sheet of HBAC.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense as incurred. Aircraft tooling is accounted for as a group. When assets, other than aircraft tooling, are retired or otherwise disposed of, the recorded costs of the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in income. When aircraft tooling assets are retired or replaced in the ordinary course of business, the recorded cost is charged to accumulated depreciation, regardless of the age of the asset, and no gain or loss is recognized. Software costs are capitalized as incurred and amortized over a range of 4 to 10 years.

Provisions for depreciation are computed using accelerated and straight-line methods. Depreciation provisions are based on estimated useful lives as follows:

Estimated Useful Life
Buildings	10 - 45 years
Aircraft and autos	4 - 10 years
Furniture, fixtures and office equipment	3 - 10 years
Tooling	12 years
Machinery and equipment	7 - 10 years

Aircraft tooling is depreciated using a composite depreciation rate with an estimated useful life of 12 years that reflects the blended estimates of the lives of major tooling asset components. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the estimated useful life of the improvement. Property, plant and equipment were reflected at fair value in the opening balance sheet of HBAC. Depreciation of acquired property, plant and equipment obtained in the Acquisition is based on the evaluated remaining life of the assets at the date of the Acquisition.

Goodwill and Intangible Assets. Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired businesses. Intangible assets are recorded at cost or, when acquired as part of a business combination, at estimated fair value. Intangible assets with definite lives consist of certain trade names and trademarks, order backlog, customer relationships, technological knowledge and computer software and are amortized on a straight-line basis over their estimated useful lives. The weighted average amortization periods assigned to definite-lived intangible assets are: 3 years for order backlog, 8 years for computer software, 10 years for trademarks and trade names with definite lives, 15 years for technological knowledge and 17 years for customer relationships. Intangible assets with indefinite lives include certain trademarks and trade names and are not amortized.

Goodwill and intangible assets with indefinite lives are not amortized but are instead reviewed for impairment on an annual basis during the fourth quarter or upon the occurrence of events that may indicate possible impairment. HBAC conducts its review for impairment on an operating segment basis.

The assumptions, inputs and judgments used in performing the valuation analysis are inherently subjective and reflect estimates based on known facts and circumstances at the time the Company performs the valuation. These estimates and assumptions primarily include, but are not limited to, the discount rate; terminal growth rate; earnings before interest, taxes, depreciation and amortization (“EBITDA”) and capital expenditures forecasts. The use of different assumptions, inputs and judgments, or changes in circumstances, could materially affect the results of the valuation. Due to the inherent uncertainty involved in making these estimates, actual results could differ from our estimates. The following is a description of the primary valuation methodologies used to derive the fair value of the reporting segments:

•

Income Approach: To determine fair value, the Company discounted the expected cash flows of the reporting units. In estimating future cash flows, the Company relied on internally generated five-year forecasts for sales and operating profits, including capital expenditures, and generally a three percent long-term assumed annual growth rate of cash flows for periods after the five-year forecast. Discount rates were determined by weighting the required returns on interest-bearing debt and paid-in capital in proportion to their estimated percentages in an expected industry capital structure. Based on our analysis, the discount rates estimated for the segments carrying goodwill were 10% for Trainer/Attack Aircraft and 13% for Customer Support.

•

Market-Comparable Approach: The Company makes use of market price data of stocks of companies engaged in the same or similar line of businesses as that of the reporting unit. Specifically, the Company calculated multiples of total enterprise value (TEV) to EBITDA for comparable companies using data for the latest twelve months (LTM) ended September 2010, and for the 2011 projected year. In determining the concluded range of trailing and forward multiples, the Company compared the historical and expected performance of the comparable companies to those of the reporting units. The selected range of multiples were then multiplied by the LTM and projected 2011 EBITDA of these reporting units to determine fair value.

•

Market Transaction Approach: The Company assessed EBITDA multiples realized in actual purchase transactions of comparable companies. After the Company adjusted these multiples to account for the current economic climate, versus the period during which the transactions occurred, they were applied to the LTM EBITDA of the reporting units to determine fair value.

Equal weightings were assigned to the aforementioned model results to arrive at a final fair value estimate of the reporting unit.

The necessity for, and the amount of, any goodwill impairment is determined using a two-step process. The first step is to identify if a potential impairment is indicated by comparing the fair value of a segment with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, the goodwill of the segment unit is not considered to be impaired and the second step of the impairment test is not necessary. However, if the carrying amount of a segment exceeds its fair value, the second step is performed for that reporting unit to determine if goodwill is impaired and to measure the amount of impairment loss that should be recognized, if any.

The second step, if necessary, compares the implied fair value of a segment’s goodwill with the carrying amount of that reporting unit’s goodwill. The process of determining such implied fair value of goodwill involves allocating the reporting unit’s fair value as determined in step one to all of the reporting unit’s assets and liabilities. If the implied fair value of goodwill exceeds the carrying amount, then goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Impairments of indefinite-lived intangible assets are recognized when events or changes in circumstances indicate that the carrying amount of the asset, or related groups of assets, may not be recoverable, and our estimate of discounted cash flows over the assets’ remaining useful lives is less than the carrying value of the assets. The fair value of these intangibles is measured using the relief-from-royalty method. This method is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenues earned through the use of the asset. The royalty rate based on an analysis of empirical, market-derived royalty rates for comparable companies and an analysis of the profitability of the underlying businesses utilizing the name and related marks. The market-derived royalty rate is then applied to estimate the royalty savings. The net after-tax royalty savings are discounted using the weighted average cost of capital of our Business and General Aviation segment. Any excess carrying value over the fair value represents the amount of impairment.

See additional disclosure of these analyses in Note 9 to the Company’s Consolidated Financial Statements including the impairment charges recorded during the year ended December 31, 2010.

Impairment of Definite-lived Assets. Management determines whether definite-lived assets are to be held-for-use or held-for-disposal. Upon indication of possible impairment, management evaluates the recoverability of held-for-use definite-lived assets by measuring the carrying amount of the assets against the related estimated undiscounted future cash flows. When an evaluation indicates that the future undiscounted cash flows are not sufficient to recover the carrying value of the asset, the asset is written down to its estimated fair value. In order for definite-lived assets to be considered held-for-disposal, management must have committed to a plan to dispose of the assets. Once deemed held-for-disposal, the assets are stated at the lower of carrying amount or net realizable value.

We will continue to perform our annual impairment testing during the fourth quarter each year absent any impairment indicators or other changes that may necessitate more frequent impairment analysis.

See additional disclosure of these analyses in Note 9 to the Company’s Consolidated Financial Statements including the impairment charges recorded during the year ended December 31, 2010.

Debt Issuance Costs. Debt issuance costs are incurred to obtain long-term financing and are amortized over the terms of the related debt. The amortization of debt issuance costs is classified as interest expense.

Notes Payable and Current Portion of Long-Term Debt. Notes payable and current portion of long-term debt consist of the balances due on promissory notes related to a third party financing arrangement and the portion of long-term debt due within twelve months of the balance sheet date.

Advance Payments and Billings in Excess of Costs Incurred. Advance payments and billings in excess of costs incurred represents cash collected from customers in advance of revenue recognition and consists of deposits on commercial aircraft contracts, advances and performance-based payments from government or special mission customers in excess of recorded cost and recognized margin.

Fair Value of Financial Instruments. The carrying amount of cash and cash equivalents, accounts and notes receivable, and accounts payable and notes payable approximates fair value due to the short maturities of these instruments. See Note 6 to the Company’s Consolidated Financial Statements for information about the fair value of our financial instruments.

Derivative Instruments. We use derivative instruments in the form of foreign currency forward contracts (“foreign currency contracts”) and interest rate swap agreements to hedge our economic exposure to changes in the variability of future cash flows attributable to changes in foreign exchange rates and interest rates. Foreign currency contracts are used to hedge forecasted vendor payments in foreign currency, and interest rate swaps are used to hedge forecasted interest payments and the risk associated with changing interest rates of our variable rate debt. Our derivative instruments are executed with creditworthy institutions, and we do not hold or issue derivative instruments for trading or speculative purposes.

When allowed, we designate our derivative instruments as cash flow hedges. At inception, we document the hedging relationship, as well as our risk-management objective and strategy for undertaking the hedging transaction. We assess, at hedge inception and on an ongoing basis, whether the derivative instrument is highly effective in offsetting changes in the hedged item. Derivative instruments are recognized on the balance sheet at fair value. For derivative instruments designated as cash flow hedges, the effective portion of the change in fair value of the derivative instruments is recorded in other comprehensive income (loss), and any ineffective portion is recorded in earnings. At maturity, amounts in accumulated other comprehensive income are reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Occasionally, we may hold foreign currency forward contracts for economic purposes that are not designated for hedge accounting treatment. For these derivative instruments, changes in fair value are recorded in earnings immediately. For all derivative instruments, the gain or loss recorded in earnings is included in cost of sales for foreign currency contracts and interest expense for interest rate swaps. The cash flows related to all derivative instruments are reported as operating activities in the statement of cash flows. For more information about our derivative instruments and hedging activities, see Note 11 to the Company’s Consolidated Financial Statements.

Stock-Based Compensation. Employee stock-based compensation, which is described more fully in Note 16 to the Company’s Consolidated Financial Statements, is accounted for in accordance with GAAP. The Company’s primary types of stock-based compensation include employee stock options and restricted stock. Fair value is determined at the date of grant and is recorded as compensation expense over the requisite service period.

Pension and Other Postretirement Benefits. The Company maintains various defined benefit pension and postretirement plans for our employees. These plans include significant pension and postretirement benefit obligations, which are calculated based on actuarial valuations. Key assumptions used in determining these obligations and related expenses include expected long-term rates of return on plan assets, discount rates and healthcare projection costs. The Company evaluates and updates these assumptions annually. The Company also makes assumptions regarding employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increases.

The Company recognizes the overfunded or underfunded status of our defined benefit pension and postretirement benefits plans on the statement of financial position with a corresponding adjustment to accumulated other comprehensive income (loss). Actuarial gains and losses that are not immediately recognized as net periodic benefit cost are recognized as a component of other comprehensive income (loss) and amortized into net periodic benefit cost in future periods. For more information about the Company’s pension and other postretirement benefits, see Note 15 to the Company’s Consolidated Financial Statements.

Foreign Currency Translation. The functional currency of certain foreign subsidiaries is the applicable local currency. The translation from the applicable foreign currencies to U.S. dollars is performed for balance sheet accounts using exchange rates in effect at the balance sheet date and for revenue and expense accounts using a weighted-average exchange rate during the period.

3.	Recent Accounting Pronouncements

In September 2009, the Financial Accounting Standards Board (“FASB”) issued an update to the authoritative guidance for revenue recognition related to multiple-deliverable arrangements. This update removes the objective-and-reliable-evidence-of-fair-value criterion from the separation criteria used to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, replaces references to “fair value” with “selling price” to distinguish from the fair value measurements required under the authoritative guidance for fair value measurements and disclosures, provides a hierarchy that entities must use to estimate the selling price, eliminates the use of the residual method for allocation, and expands the ongoing disclosure requirements. This update is effective in fiscal years beginning on or after June 15, 2010 and can be applied prospectively or retrospectively. The Company adopted this policy during the year ended December 31, 2010 on a prospective basis.

In January 2010, the FASB issued new standards in the ASC topic on Fair Value Measurements and Disclosures. These standards require new disclosures on the amount and reason for transfers in and out of Level 1 and 2 fair value measurements. The standards also require disclosure of activities, including purchases, sales, issuances, and settlements within the Level 3 fair value measurements. The standards also clarify existing disclosure requirements on levels of disaggregation and disclosures about inputs and valuation techniques. The new disclosures regarding Level 1 and 2 fair value measurements and clarification of existing disclosures were effective for the Company beginning with the Company’s Form 10-Q for the first quarter of 2010. The adoption of this standard did not have a material impact on the Company’s financial statements. The disclosures about the rollforward of information in Level 3 are required for the Company with its first interim filing in 2011. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Other new pronouncements issued but not effective until after December 31, 2010 are not expected to have a material effect on our financial position, results of operations or cash flows.

4.	Sale of Fuel and Line Operations

During the year ended December 31, 2008, the Company sold its wholly-owned fuel and line operations to BBA Aviation plc for gross cash proceeds of $128.5 million. The transaction included fuel and line operations at seven domestic U.S. locations in: Atlanta, Georgia; Houston and San Antonio, Texas; Indianapolis, Indiana; Tampa, Florida; Van Nuys, California; and Wichita, Kansas. The Company retained its factory-owned maintenance and customer support facilities at these locations. Operations in Little Rock, Arkansas; Chester, England, U.K.; and Toluca, Mexico were not affected. Sales recorded for the fuel and line operations, which are included in the Customer Support segment, were $48.5 million for our period of ownership during the year ended December 31, 2008. The Company recorded an immaterial loss on the sale of the fuel and line operations. The fuel and line operations did not qualify as a discontinued operation.

5.	Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) consisted of the following:

	December 31, 2010			December 31, 2009			December 31, 2008
(In millions)	Gross Amount	Tax Benefit Provision	Net	Gross Amount	Tax Benefit Provision	Net	Gross Amount	Tax Benefit Provision	Net
Net loss on pension and other benefits	$(235.8)	$(32.2)	$(268.0)	$(181.9)	$(32.2)	$(214.1)	$(233.1)	$(16.0)	$(249.1)
Prior service cost	(15.6)	(0.2)	(15.8)	(18.9)	(0.2)	(19.1)	(26.6)	(1.8)	(28.4)
Unrealized loss on cash flow hedges	(12.9)	(8.5)	(21.4)	(27.8)	(8.5)	(36.3)	(133.5)	7.0	(126.5)
Foreign currency translation	(5.8)	0.6	(5.2)	(5.2)	0.6	(4.6)	(6.5)	1.2	(5.3)

Total	$(270.1)	$(40.3)	$(310.4)	$(233.8)	$(40.3)	$(274.1)	$(399.7)	$(9.6)	$(409.3)

During the year ended December 31, 2009, the Company recorded income tax expense of $28.8 million in other comprehensive loss, with a corresponding income tax benefit in the statement of operations, as a result of applying intraperiod tax allocation rules. As of December 31, 2009, the Company had released $1.9 million of tax benefit related to foreign currency forward contracts that matured in 2009 from other comprehensive loss as a result of establishing a valuation allowance. The Company expects to record income tax expense of $8.5 million in 2011 related to the release of tax expense lodged in other comprehensive loss on foreign currency forward contracts and interest rate swaps that will mature in 2011.

6.	Fair Value Measurements

Effective January 1, 2008, the Company adopted a newly issued accounting standard for fair value measurements. The standard defines fair value, establishes a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. The Company performed an analysis of all existing financial assets and financial liabilities measured at fair value on a recurring basis to determine the significance and character of all inputs used to determine their fair value. Financial instruments carried at fair value on the Company’s balance sheet include cash and cash equivalents and derivatives. The Company’s other financial instruments, including accounts receivable, prepaid expenses, accounts payable, accrued interest payable, short-term borrowings and long-term debt, are carried at cost or amortized cost. The carrying values of the Company’s short-term receivables, prepaid expenses, accrued interest payable and payables approximate their fair value because of their nature and respective maturity dates or durations.

The Company also uses derivatives to manage foreign currency risk and interest rate risk for non-trading purposes. The Company carries the instruments at fair value on our balance sheet. The derivatives section below details the Company’s derivatives and fair values as of December 31, 2010. The fair values are classified as long-term or short-term based on anticipated settlement date. Any change in fair value is included in income or accumulated other comprehensible income, depending upon the designation of the derivative as a cash flow hedge.

The Company carries its long-term debt at amortized cost. The table below details the long-term debt and fair values as of December 31, 2010 and 2009. The fair value of long-term debt is estimated based on prices provided by quoted markets and third-party brokers.

The standard establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into the following three broad categories:

Level 1 Inputs – Quoted prices for identical assets and liabilities in active markets.

Level 2 Inputs – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; observable inputs other than quoted prices; and inputs that are derived principally from or corroborated by other observable market data.

Level 3 Inputs – Unobservable inputs reflecting the entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability.

The following table presents financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2010			December 31, 2009
(In millions)	(Level 1)	(Level 2)	(Level 3)	(Level 1)	(Level 2)	(Level 3)
Assets
Cash equivalents	$395.7	$—	$—	$559.7	$—	$—

Total	$395.7	$—	$—	$559.7	$—	$—

Liabilities
Foreign currency forward contracts	$—	$—	$—	$—	$(28.0)	$—
Interest rate swaps	—	(8.6)	—	—	(20.9)	—

Total	$—	$(8.6)	$—	$—	$(48.9)	$—

The foreign currency forward contracts and the interest rate swaps were recorded at fair value in the Company’s statement of financial position as follows:

	December 31, 2010		December 31, 2009
(In millions)	Foreign Currency Forward Contracts	Interest Rate Swaps	Foreign Currency Forward Contracts	Interest Rate Swaps
Other accrued expenses-current	$—	$(8.6)	$(28.0)	$—
Other long-term liabilities	—	—	—	(20.9)

Net derivative liability	$—	$(8.6)	$(28.0)	$(20.9)

Derivative financial instruments are valued using an income valuation approach. The fair value of the foreign currency forward contracts is calculated as the present value of the forward rate less the contract rate multiplied by the notional amount. The fair value of the interest rate swaps is derived from discounted cash flow analyses based on the terms of the contract and the interest rate yield curve. The fair value measurements also incorporate credit risk. For derivatives in a liability position, the Company incorporated its own credit risk, and, for derivatives in an asset position, the counterparty’s credit risk is incorporated. To measure credit risk, the Company modifies its discount rate to include the applicable credit spread, which is calculated as the difference between the relevant entity’s yield curve (or average yield curve for similarly rated companies, if the specific entity’s yield curve is not available) and LIBOR, for the derivative. Significant inputs to these valuation models include forward rates, interest rates and yield curves, which are obtained from third-party pricing services. These inputs are derived principally from, or corroborated by, other observable market data and are therefore considered to be Level 2 inputs. The Company’s valuations do not include any significant Level 3, or unobservable, inputs.

The estimated fair value of long-term debt is based on indicative broker pricing. The following table presents the carrying amount and estimated fair value of long-term debt in accordance with the accounting standard for fair value measurements:

	December 31, 2010		December 31, 2009
(In millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior secured term loan (including current portion)	$1,251.3	$1,091.7	$1,264.3	$938.7
Incremental secured term loan due 2014	188.2	186.4	188.0	184.2
Senior fixed rate notes	182.9	140.4	182.9	128.7
Senior PIK-election notes	302.6	230.0	288.7	176.1
Senior subordinated notes	145.1	82.4	145.1	92.9

Total	$2,070.1	$1,730.9	$2,069.0	$1,520.6

The following table presents non-financial assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2010:

	December 31, 2010
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)	Total Gains (Losses)
Goodwill	$259.5	$—	$—	$259.5	$—
Indefinite-lived intangible assets	340.0	—	—	340.0	(13.0)
Definite-lived assets held for use	599.4	—	—	599.4	(3.6)

Total	$1,198.9	$—	$—	$1,198.9

The following table presents non-financial assets and liabilities measured at fair value on a non-recurring basis as of December 31, 2009:

	December 31, 2009
(In millions)	Total	(Level 1)	(Level 2)	(Level 3)	Total Gains (Losses)
Goodwill	$259.5	$—	$—	$259.5	$(340.1)
Indefinite-lived intangible assets	352.8	—	—	352.8	(108.2)
Definite-lived assets held for use	603.0	—	—	603.0	(73.0)

Total	$1,215.3	$—	$—	$1,215.3

The losses shown in the table above reflect impairment charges recorded during the years ended December 31, 2010 and 2009. Refer to Note 9 to the Company’s Consolidated Financial Statements, “Goodwill and Intangibles” for further information.

7.	Product Warranty

Warranty provisions related to commercial aircraft and parts sales are determined based upon an estimate of costs that may be incurred for warranty services over the period of coverage from one to five years with limited additional coverage up to 10 years on the Hawker 4000. The Company estimates its warranty costs based on historical warranty claim experience. The warranty accrual is reviewed quarterly to verify that it appropriately reflects the estimated remaining obligation based on the anticipated expenditures over the balance of the obligation period. Adjustments are made when actual warranty claim experience causes management to revise its estimates. The effects of changes in estimates are reflected in the period the estimates are revised.

Activity related to commercial aircraft and parts warranty provisions, the majority of which is recorded in other long-term liabilities on the balance sheet, was as follows:

(In millions)	December 31, 2010	December 31, 2009
Beginning balance	$67.9	$67.3
Accrual for aircraft and part deliveries	21.5	27.2
Reversals related to prior period deliveries	(0.6)	(3.2)
Warranty services provided	(26.8)	(23.4)

Ending balance	$62.0	$67.9

Warranty provisions related to aircraft deliveries on contracts accounted for using the cost-to-cost method to measure progress towards completion are recorded as contract costs as the warranty work is performed. The estimation of these costs is an integral part of the revenue recognition process for these contracts.

8.	Inventories

Inventories consisted of the following:

(In millions)	December 31, 2010	December 31, 2009
Finished goods	$165.3	$157.4
Work in process	663.5	811.2
Materials and purchased parts	231.1	330.3

Total	$1,059.9	$1,298.9

Net non-cash transfers of $8.0 million for the twelve months ended December 31, 2010 were excluded from changes in inventories in the statement of cash flows for aircraft physically transferred from inventory to property, plant and equipment. Net non-cash transfers of $21.5 million for the twelve months ended December 31, 2009 were excluded from changes in inventories in the statement of cash flows for aircraft physically transferred from property, plant and equipment to inventory.

9.	Goodwill and Intangibles

The Company’s goodwill balance of $259.5 million resides in the Trainer/Attack Aircraft ($222.0 million) and Customer Support ($37.5 million) segments. The Company performed the annual test for both segments during the fourth quarter with no indication of impairment. In both reporting units, the calculated fair value exceeded the carrying value of the net assets by more than 25%.

During the year ended December 31, 2009, the Company concluded that it was more likely than not that the fair value of one of its Business and General Aviation segment had been reduced below its carrying value. Accordingly, the Company performed an interim review of the value of its goodwill and indefinite-lived intangible assets during the third quarter of 2009. Based on this analysis, the Company concluded the implied fair value of the goodwill of its Business and General Aviation segment was zero. This resulted in the Company recording an impairment charge of $340.1 million during the year ended December 31, 2009. The primary cause of the goodwill impairment was the overall decline in the market value of the segment resulting from adverse global economic conditions and the Company’s expectations as to the timing of a recovery in the general aviation market.

Indefinite-Lived Intangible Assets

The Company’s indefinite-lived intangible assets reside in the Business and General Aviation segment. During the fourth quarter, the Company performed its annual impairment test by comparing the assets’ fair values to their carrying amounts. Based on this analysis, the Company recorded a non-cash impairment charge of $13 million to reduce the carrying value of our Beechcraft trade name. This decrease in value was attributable primarily to the Company’s decision in the fourth quarter of 2010 to rebrand the Premier 1A, currently a Beechcraft model line, as a Hawker 200 in 2012. A 5% decrease in total projected royalties, or a 1% increase in the discount rate, would have resulted in additional impairments of $6 million and $10 million, respectively. This analysis also indicated the fair value of the Hawker brand name was equal to its carrying value. A 5% decrease in total projected royalties, or a 1% increase in the discount rate, would have resulted in an impairment charge of $10 million and $17 million, respectively.

During the year ended December 31, 2009, the Company performed an assessment of the fair value of its indefinite-lived intangible assets and recorded non-cash impairment charges of $107.8 million related to the “Hawker” trade name and $0.4 million related to the “Bonanza” trade name to reduce the carrying values to fair value. The impairment was caused by a decrease in the expected cash flows from the underlying products as a result of the depressed business and general aviation market and resulting reduced production volumes and downward pricing pressure.

Changes in the net carrying amount of indefinite-lived intangible assets were as follows:

(In millions)	Business and General Aviation
Balance at January 1, 2009
Trademarks / trade names - indefinite lives	$461.0
Intangibles acquired during the year	—
Impairment losses recognized during the period	(108.2)

Balance at December 31, 2009	352.8
Intangibles acquired during the year	0.2
Impairment losses recognized during the period	(13.0)

Balance at December 31, 2010	$340.0

Definite-Lived Intangible Assets

During the fourth quarter of 2010, the Company announced decisions to rebrand the Beechcraft Premier 1A as the Hawker 200 and to suspend Hawker 400 production temporarily to realign supply with demand. In response to these impairment indicators, the Company performed an analysis of undiscounted cash flows attributable to their definite-lived intangible assets. Based on this analysis, the Company recorded a $2.9 million charge to fully impair the value of the Premier trade name and a $0.7 million charge to impair jet technology related to the Hawker 400.

During the year ending December 31, 2009, the company also performed an analysis of the potential impairment lives of its identifiable intangible assets and recorded impairment charges totaling $73.0 million to reduce the carrying value of certain assets to their fair values. The primary reason for the impairment was a decrease in expected cash flows from the products underlying the recorded asset values due to reduced production volume and downward pricing pressures.

Changes in the net carrying amount of definite-lived intangible assets for the year ended December 31, 2010 are as follows:

(In millions)	Definite-Lived Intangibles, gross January 1, 2010	Accumulated Amortization January 1, 2010	Intangibles Acquired During the Period	Impairment Losses During the Period	Amortization During the Period	Definite-Lived Intangibles, net December 31, 2010	Accumulated Impairment Losses
Technological knowledge	$309.0	$(70.3)	$—	$(0.7)	$(20.0)	$218.0	$(71.4)
Customer relationships	228.0	(39.6)	—	—	(14.4)	174.0	—
Computer software	44.0	(20.3)	9.7	—	(6.3)	27.1	—
Order backlog	61.0	(58.4)	—	—	(2.6)	—	(1.0)
Trademarks/tradenames - definite lives	5.0	(1.6)	—	(2.9)	(0.5)	—	(4.2)

Total	$647.0	$(190.2)	$9.7	$(3.6)	$(43.8)	$419.1	$(76.6)

Changes in the net carrying amount of definite-lived intangible assets for the year ended December 31, 2009 were as follows:

(In millions)	Definite-Lived Intangibles, gross January 1, 2009	Accumulated Amortization January 1, 2009	Intangibles Acquired During the Period	Impairment Losses During the Period	Amortization During the Period	Definite-Lived Intangibles, net December 31, 2009	Accumulated Impairment Losses
Technological knowledge	$380.0	$(45.7)	$—	$(70.7)	$(24.6)	$239.0	$(70.7)
Customer relationships	228.0	(25.2)	—	—	(14.4)	188.4	—
Computer software	40.5	(12.5)	3.5	—	(7.8)	23.7	—
Order backlog	62.0	(43.5)	—	(1.0)	(14.9)	2.6	(1.0)
Trademarks/tradenames - definite lives	6.0	(1.1)	—	(1.3)	(0.5)	3.1	(1.3)

Total	$716.5	$(128.0)	$3.5	$(73.0)	$(62.2)	$456.8	$(73.0)

Amortization expense was $43.8 million and $62.2 million for the years ended December 31, 2010 and 2009, respectively. Amortization expense is expected to approximate $38.2 million, $36.8 million, $36.2 million, $35.9 million and $35.7 million for the years ending 2011 through 2015, respectively.

10.	Property, Plant and Equipment, net

Property, plant and equipment, net consisted of the following:

(In millions)	December 31, 2010	December 31, 2009
Land	$27.0	$29.5
Buildings and leasehold improvements	160.8	160.5
Aircraft and autos	59.5	40.9
Furniture, fixtures and office equipment	7.8	5.5
Tooling	411.3	397.5
Machinery and equipment	106.5	106.8
Construction in process	18.0	29.7

	$790.9	$770.4
Less accumulated depreciation	308.7	220.6

Property, plant and equipment, net	$482.2	$549.8

Depreciation expense was $90.6 million, $91.0 million, and $85.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

In conjunction with the impairment testing of its goodwill and indefinite-lived intangible assets discussed above, the Company also performed an analysis of the potential impairment and re-assessed the remaining asset lives of its property, plant and equipment as of December 31, 2010. The testing resulted in an impairment charge of $9.0 million related to tooling assets due to a decrease in expected cash flows attributable to the Hawker 400XP product line as a result of reduced production plans.

The results of the remaining asset lives re-assessment, however, indicated a need to reduce the lives of certain operating plants to have a remaining useful life of one year based on the Company’s decision to relocate certain operating activities.

Changes in the net carrying amount of property, plant and equipment for the twelve months ended December 31, 2010 are as follows:

(In millions)	PP&E, gross January 1, 2010	Accumulated Depreciation as of January 1, 2010	Assets Acquired/ Disposed/ Transferred During the Period	Impairment Losses During the Period	Depreciation During the Period	PP&E, net December 31, 2010	Accumulated Impairment Losses

Land	$29.5	$—	$(2.5)	$—	$—	$27.0	$—
Buildings and leasehold improvements	160.5	(25.5)	1.0	—	(10.9)	125.1	(1.5)
Aircraft and autos	40.9	(11.9)	19.3	—	(5.5)	42.8	—
Furniture, fixtures and office equipment	5.5	(2.6)	2.3	—	(1.2)	4.0	—
Tooling	397.5	(134.9)	22.9	(9.0)	(56.5)	220.0	(30.4)
Machinery and equipment	106.8	(45.7)	0.7	—	(16.5)	45.3	—
Construction in process	29.7	—	(11.7)	—	—	18.0	—

Total	$770.4	$(220.6)	$32.0	$(9.0)	$(90.6)	$482.2	$(31.9)

In conjunction with the impairment testing of its goodwill and indefinite-lived intangible assets for the year ended December 31, 2009, the Company performed an analysis of the potential impairment and re-assessed the remaining asset lives of its property, plant and equipment. The analysis and re-assessment resulted in an impairment charge of $22.9 million, of which $21.4 million is in cost of sales and $1.5 million is in operating expense, due to a decrease in expected cash flows from the products underlying the recorded asset values due to reduced production volume and downward pricing pressures.

Changes in the net carrying amount of property, plant and equipment for the twelve months ended December 31, 2009 are as follows:

(In millions)	PP&E, gross January 1, 2009	Accumulated Depreciation as of January 1, 2009	Assets Acquired/ Disposed/ Transferred During the Period	Impairment Losses During the Period	Depreciation During the Period	PP&E, net December 31, 2009	Accumulated Impairment Losses
Land	$29.5	$—	$—	$—	$—	$29.5	$—
Buildings and leasehold improvements	149.8	(15.5)	12.5	(1.5)	(10.3)	135.0	(1.5)
Aircraft and autos	59.0	(9.4)	(12.4)	—	(8.3)	28.9	—
Furniture, fixtures and office equipment	4.7	(1.6)	0.8	—	(1.1)	2.8	—
Tooling	389.3	(82.2)	30.8	(21.4)	(53.8)	262.7	(21.4)
Machinery and equipment	101.7	(28.4)	5.3	—	(17.5)	61.1	—
Construction in process	44.9	—	(15.1)	—	—	29.8	—

Total	$778.9	$(137.1)	$21.9	$(22.9)	$(91.0)	$549.8	$(22.9)

11.	Derivatives and Hedging Activities

The Company uses derivative instruments in the form of foreign currency forward contracts and interest rate swap contracts to hedge its economic exposure to changes in the variability of future cash flows attributable to changes in foreign exchange rates and interest rates, and, when appropriate, we designate these instruments as cash flow hedges. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings. The Company believes its derivative instruments are executed with creditworthy institutions, and the Company does not hold or issue derivative instruments for trading or speculative purposes.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to hedge forecasted United Kingdom pound sterling inventory purchases. Notional amounts outstanding at December 31, 2010 and 2009 based on contract rates were $0.3 million and $219.0 million, respectively. The maturity dates of the foreign currency forward contracts outstanding at December 31, 2010 extend through January 2011. For the year ended December 31, 2010, the net loss recognized in earnings due to ineffectiveness or for foreign currency forward contracts not designated or de-designated was $5.3 million. For the year ended December 31, 2009, the net loss recognized in earnings due to ineffectiveness or for foreign currency forward contracts not designated or de-designated was $26.5 million. For the year ended December 31, 2008, a net loss of $0.3 million was recognized in earnings due to hedge ineffectiveness, and a net loss of $0.6 million was recognized for foreign currency contracts not designated in a hedging relationship. As of December 31, 2010, $5.5 million of net unrealized losses on contracts designated and effective as cash flow hedges are expected to be reclassified from accumulated other comprehensive income into earnings over the next twelve months as the underlying transactions mature and the hedged items impact earnings.

As a result of depressed demand in the business and general aviation market, the Company has reduced production rates and, as a result, reduced purchase volumes including previously forecast United Kingdom pound sterling inventory purchases. As a result, the Company discontinued cash flow hedge accounting for foreign currency forward contracts when the underlying inventory purchase transactions are no longer probable. The impact of the discontinuation of cash flow hedge accounting is included in the net losses discussed above. The Company may purchase offsetting foreign currency forward contracts as market conditions allow. The Company will continue to record the change in fair value of these foreign currency forward contracts in earnings.

Interest Rate Swap

The Company entered into an interest rate swap agreement (“the swap”) in April 2007 to effectively convert a portion of its variable rate debt to fixed rate debt. The notional amount of the swap is $150.0 million and matures on December 31, 2011.

The Company entered into an additional interest rate swap agreement in June 2009 to effectively convert a portion of its variable rate debt to fixed rate debt. The notional amount of the swap is $300.0 million and matures on June 30, 2011.

The Company’s counterparty syndicated 40% of the April 2007 swap agreement by entering into risk participation agreements with a subsidiary of Lehman Brothers Holding, Inc. (“Lehman”) and another financial institution. On September 15, 2008, Lehman filed for Chapter 11 bankruptcy, which triggered termination of its risk participation agreement with the Company’s counterparty. As agreed with the Company’s counterparty, the swap was amended to increase the fixed rate by four basis points to 4.95% to compensate the Company’s counterparty for assuming the additional credit risk. The Company de-designated the cash flow hedging relationship under the original terms of the swap and re-designated the amended swap in a new cash flow hedging relationship. The deferred loss associated with the de-designated hedge is being amortized over the life of the debt.

For the years ended December 31, 2010 and 2009, the Company reclassified losses of $2.7 million and $5.6 million, respectively, from accumulated other comprehensive income into interest expense related to the de-designation of the original hedging relationship. For the year ended December 31, 2010, the net gain recognized in earnings due to ineffectiveness for the new hedging relationship was $15.0 million. No ineffectiveness was recognized for the year ended December 31, 2009. As of December 31, 2010, a loss of $0.3 million is expected to be reclassified from accumulated other comprehensive income into interest expense over the next twelve months related to the de-designation of the original hedging relationship.

The following tables disclose the effects derivative instruments have on the Company’s statements of financial position, operations, and cash flows:

		December 31, 2010	December 31, 2009
(In millions)	Statement of Financial Position Location	Fair Value	Fair Value
Derivatives designated as hedging instruments:

Interest rate contracts, non-current	Other long-term liabilities	$—	$18.1
Interest rate contracts, current	Other accrued expenses	8.3	—
Foreign exchange contracts, current	Other accrued expenses	—	13.1

Total derivatives designated as hedging instruments		$8.3	$31.2

Derivatives not designated as hedging instruments:

Interest rate contracts, non-current	Other long-term liabilities	$—	$2.8
Interest rate contracts, current	Other accrued expenses	0.3	—
Foreign exchange contracts, current	Other accrued expenses	—	14.9

Total derivatives not designated as hedging instruments		$0.3	$17.7

Total derivatives		$8.6	$48.9

The following tables disclose the effect of derivative instruments on the Consolidated Statements of Operations for the years ended December 31, 2010 and 2009 (in millions):

Derivatives not in Cash Flow Hedging Relationships
	Amount of Loss Recognized in Income on Derivative		Location of Loss Recognized in Income on Derivative
(In millions)	December 31, 2010	December 31, 2009
Interest rate contracts	$(2.7)	$(5.6)	Interest expense, net
Foreign exchange contracts	(5.3)	(26.5)	Cost of sales

Total	$(8.0)	$(32.1)

	Amount of Gain/(Loss) Recognized in OCI on Derivatives (effective portion)		Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (effective portion) (1)		Amount of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing) (1)
	Years Ended		Years Ended		Years Ended
Derivatives in Cash Flow Hedging Relationships	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009	December 31, 2010	December 31, 2009
Interest rate contracts	$(2.8)	$9.5	$—	$—	$15.0	$—
Foreign exchange contracts	(4.5)	26.8	(19.4)	(29.7)	—	—

Total	$(7.3)	$36.3	$(19.4)	$(29.7)	$15.0	$—

(1)	Amounts related to interest rate contracts are included in Interest expense, net and amounts related to foreign exchange rates are included in Cost of sales.

12.	Restructuring

During the year ended December 31, 2010, the Company continued restructuring actions in response to lower aircraft production rates due to depressed demand in the general aviation industry and as part of the Company’s on-going cost reduction initiatives. During the years ended December 31, 2010 and 2009, the Company recorded pre-tax charges of $14.9 million and $34.1 million, respectively, related to restructuring costs, costs to exit facilities, and related items, net, on its Consolidated Statements of Operations, as follows:

•	Workforce Reduction. Charges of $14.0 million and $29.0 million for the years ended December 31, 2010 and 2009, respectively, related to our decision to reduce staffing; and

•

Exit and Other Consolidation Activities. A $0.9 million charge for the year ended December 31, 2010 related to the exit from a leased facility and charges of $3.8 million and $1.3 million for the year ended December 31, 2009 related to the exit from a leased facility and other consolidation activities, respectively.

The following table shows pre-tax charges for the years ended December 31, 2010 and 2009:

	Year Ended
(In millions)	December 31, 2010	December 31, 2009
Business and General Aviation	$14.0	$32.3
Trainer Aircraft	0.8	1.0
Customer Support	0.1	0.8

Total	$14.9	$34.1

Changes in our restructuring and other reserve balances for the periods shown, which are recorded on the Consolidated Statement of Financial Position as other accrued expenses, are shown in the table as follows:

(In millions)	Facilities and Other Consolidation Costs	Severance and Related Costs	Total
Balance at January 1, 2009	$—	$0.2	$0.2
Accruals	5.1	29.0	34.1
Payments	(4.2)	(27.4)	(31.6)

Balance at December 31, 2009	0.9	1.8	2.7
Accruals	0.9	14.0	14.9
Payments	(0.7)	(11.6)	(12.3)

Balance at December 31, 2010	$1.1	$4.2	$5.3

The facilities and other consolidation costs represent costs related primarily to future lease payments for facility closures.

13.	Debt and Notes Payable

Debt and notes payable consisted of the following:

(In millions)	December 31, 2010	December 31, 2009
Short-term debt:
Notes payable	$59.6	$60.2
Revolving credit facility	—	235.0
Current portion of long-term debt	15.0	15.0

Total short-term debt	74.6	310.2

Senior secured term loan due 2014, net of current portion	1,238.3	1,251.3
Incremental secured term loan due 2014, net of current portion	186.2	186.0
Senior fixed rate notes due 2015	182.9	182.9
Senior PIK-election notes due 2015	302.6	288.7
Senior subordinated notes due 2017	145.1	145.1

Total long-term debt	2,055.1	2,054.0

Total debt	$2,129.7	$2,364.2

The average floating interest rate on the senior secured term loan was 3.39% at December 31, 2010 and 3.36% at December 31, 2009.

Notes payable represents a deferred payment obligation to a supplier under which the supplier is paid by the lender upon the Company’s receipt of goods. The Company pays the lender within 155 days under the terms of the underlying short-term promissory notes, with interest determined at the five month LIBOR plus 5.00% for those notes issued after May 1, 2009. At December 31, 2010 and 2009, respectively, the Company had $59.6 million and $60.2 million of outstanding notes payable at a weighted-average interest rate of 5.40% and 5.50%. The issuance of these notes was treated as a non-cash financing transaction. During the years ended December 31, 2010 and 2009, respectively, $158.1 million and $148.9 million of notes were issued.

In March 2007, in connection with the Acquisition, the Company executed a $1,810.0 million credit agreement that included a $1,300.0 million secured term loan, a $400.0 million secured revolving credit facility and a $110.0 million synthetic letter of credit facility. In March 2008, the Company reduced the synthetic letter of credit facility to $75.0 million. At December 31, 2010, the Company had issued letters of credit totaling $37.6 million under the synthetic facility.

In December 2008, the Company amended the credit agreement to allow it to prepay, up to a maximum of $300.0 million, the secured term loan at a discount price to par to be determined pursuant to certain auction procedures.

Also in March 2007, in connection with the Acquisition, HBAC issued $1,100.0 million of notes, including $400.0 million of senior fixed rate notes due April 2015, $400.0 million of senior PIK-election notes due April 2015 and $300.0 million of senior subordinated notes due April 2017. In February 2008, HBAC exchanged these notes for new notes with identical terms, except that the new notes have been registered under the Securities Act of 1933 and do not bear restrictions on transferability mandated by the Securities Act of 1933 or certain penalties for failure to file a registration statement relating to the exchange. The notes are unsecured obligations and are guaranteed by certain current and future wholly-owned subsidiaries that guarantee HBAC’s obligations under the senior secured credit facilities. Interest on the notes is paid semi-annually on April 1 and October 1. The interest rate for the senior fixed rate notes and senior subordinated notes is 8.50% and 9.75%, respectively, and is payable in cash. Up through and including April 2011, HBAC has been able to elect to pay interest on the senior PIK-election notes, at its option: entirely in cash, entirely by increasing the principal amount of the senior PIK-election notes (“PIK interest”), or 50% cash interest and 50% PIK interest. Cash interest will accrue at a rate of 8.875% per annum and PIK interest will accrue at a rate of 9.625% per annum. HBAC has been able to elect the form of interest payment with respect to each interest period prior to the beginning of the applicable interest period. The Company elected to make the April 1, 2010 interest payment by issuing additional PIK interest rather than by paying in cash. The Company made the October 1, 2010 interest payment in cash and has elected to make the April 1, 2011 interest payment in cash.

On June 2, 2009, the Company completed a cash tender offer to purchase a portion of our outstanding Senior Fixed Rate Notes, Senior PIK-Election Notes and Senior Subordinated Notes. The tender offer resulted in the purchase of $274.5 million aggregate principal amount of our debt securities for $96.1 million in cash, realizing a net gain of $175.0 million after considering transaction fees, a $3.8 million charge to reduce the carrying value of deferred debt issuance cost for the portion of the notes purchased and an allocation of a portion of the cash settlement amount to the accrued but unpaid PIK-Election; which would have increased the principal balance of the Senior PIK-Election Notes had the underlying notes not been purchased. During the first quarter of 2009, the Company purchased $222.1 million of our outstanding notes for $41.0 million in cash, realizing a net gain of $177.1 million after considering a $4.0 million charge to reduce the carrying value of deferred debt issuance cost for the portion related to the notes purchased. The Company also paid $2.6 million in accrued but previously unpaid interest on the Senior Fixed Rate Notes and Senior Subordinated Notes purchased. The tender offer, along with open market purchases executed in the first quarter of 2009, resulted in an aggregate purchase of $496.6 million of our debt securities, realizing a net cumulative gain of $352.1 million during the year ended December 31, 2009.

On November 6, 2009, the Company further amended its credit agreement (the “Second Amendment”). The Second Amendment provides that compliance with the maximum consolidated secured debt ratio test under the Credit Agreement is waived. The continuing effectiveness of this waiver is subject to the condition that the Company shall not have made a restricted payment pursuant to certain available restricted payment baskets under the Credit Agreement. If this condition fails to be satisfied, then the waiver of the consolidated secured debt ratio covenant will be revoked and the Company will be required to comply (and, if revoked, compliance with the consolidated secured debt ratio will be required for the two most recently completed fiscal quarters) with the maximum consolidated secured debt ratio test in the Credit Agreement.

The Second Amendment added a new minimum liquidity covenant which requires unrestricted cash plus available commitments under the revolving credit facility, determined in each case as of the last day of such fiscal quarter, to be not less than $162.5 million.

In addition, the Second Amendment added a new Adjusted EBITDA covenant requiring that, to the extent the consolidated secured debt ratio covenant is waived as described above, for any fiscal quarter beginning with the second quarter of 2011 for which any revolving facility commitment is outstanding on the last day of such fiscal quarter the Company must maintain a certain minimum Adjusted EBITDA as specified in the Second Amendment. This Adjusted EBITDA covenant is in effect.

The initial effectiveness of the Second Amendment was conditioned upon, among other items, the repayment of $125.0 million of the Company’s outstanding borrowings under the revolving credit facility and a permanent reduction of the facility commitments by $137.0 million (which included a $12.3 million portion of the $35.0 million originally committed by Lehman).

The remaining $22.7 million portion of Lehman’s revolving commitment is not considered available as they have been unable to honor this commitment as a result of their bankruptcy. As a result of the second Amendment and the Lehman bankruptcy, the total reduction in available commitments was $159.7 million. Following these reductions, the total amount of available revolving commitments under the revolving credit facility is now $240.3 million.

On November 25, 2009, the Company entered into an Incremental Facility Supplement Agreement. Pursuant to the terms of the agreement, the Company was provided $200.0 million of new term loans (the “Series A New Term Loans”) under the incremental facilities provisions of the Credit Agreement. The Company paid a fee to the lenders on closing, in the form of an Original Issue Discount, equal to 6.0% of the agreement principal amount of the Series A New Term Loans. Capitalized deferred financing costs and original issue discount are being amortized over the term of the related debt using the effective interest method.

Our financing arrangements contain a number of customary covenants and restrictions, and we were in compliance with these covenants as of December 31, 2010.

The minimum principal repayment requirements on debt, excluding the current notes payable of $59.6, are as follows:

(In millions)
2011	$15.0
2012	15.0
2013	15.0
2014	1,403.7
2015	485.5
Thereafter	145.1

Total long-term debt outstanding	2,079.3
Original Issue Discount	(9.2)

Total long-term debt, net	$2,070.1

14.	Income Taxes

HBAC is included in the consolidated U.S. federal tax return of HBI. The provision for income taxes in these financial statements reflects income taxes as if the businesses were stand-alone entities and filed separate income tax returns, paying applicable tax based on their separate taxable income and associated tax attributes.

The components of income (loss) before income taxes were:

	Year Ended
(In millions)	December 31, 2010	December 31, 2009	December 31, 2008
U.S.	$(307.8)	$(517.5)	$(66.3)
Non-U.S.	4.4	5.5	11.6

Total	$(303.4)	$(512.0)	$(54.7)

The provision for income taxes differs from the U.S. statutory rate due to the following:

	Year Ended
	December 31, 2010	December 31, 2009	December 31, 2008
Statutory tax rate	35.0%	35.0%	35.0%
Meals and entertainment	(0.2)	(0.1)	(1.0)
Research and development credit	0.3	0.8	4.5
State taxes net of federal benefit	(0.2)	1.3	12.4
Impairment of non-deductible goodwill	—	(4.1)	—
Non-deductible costs	(0.1)	(0.1)	(0.3)
Change in valuation allowance	(34.7)	(26.2)	(239.0)
Other comprehensive income transactions	—	5.0	—
Other, net	(0.4)	0.3	1.0

Effective tax rate	(0.3)%	11.9%	(187.4)%

Income tax expense (benefit) consisted of the following:

	Year Ended
(In millions)	December 31, 2010	December 31, 2009	December 31, 2008
Current tax expense:
U.S. federal	$—	$—	$(0.3)
Non-U.S.	0.4	2.3	3.6
U.S. state	1.3	1.0	1.5

Total current	1.7	3.3	4.8

Deferred tax expense:
U.S. federal	(0.8)	(52.5)	85.1
Non-U.S.	0.3	—	1.0
U.S. state	(0.3)	(11.5)	11.6

Total non-current	(0.8)	(64.0)	97.7

Total provision for (benefit from) income taxes	$0.9	$(60.7)	$102.5

The tax effects of temporary differences that give rise to significant portions of our net deferred tax assets and liabilities were as follows:

(In millions)	December 31, 2010	December 31, 2009
Current deferred tax assets (liabilities):
Compensation accruals	$20.4	$12.6
Inventory and contracts in process	20.8	36.1
Accruals and reserves	88.9	60.1
Prepaid expenses	(1.6)	(2.3)
Other	4.1	0.4
Valuation allowance	(129.0)	(81.8)

Deferred income taxes - current	$3.6	$25.1

Non-current deferred tax assets (liabilities):
Compensation accruals	$5.9	$5.9
Depreciation and amortization	84.2	103.2
Accruals and reserves	20.3	22.9
Pension benefits	115.1	114.0
Forward contracts	2.4	15.8
Credits and NOL’s	151.0	137.6
Cancellation of debt income	(15.1)	(139.2)
Other	5.0	2.1
Valuation allowance	(382.2)	(297.9)

Deferred income taxes - non-current	$(13.4)	$(35.6)

The $3.6 million current deferred income tax asset is comprised of a $4.0 million U.S. deferred tax asset and a $0.4 million non-U.S. deferred tax liability. The $13.4 million non-current deferred income tax liability is comprised of a $13.6 million U.S. deferred tax liability and $0.2 million non-U.S. deferred tax asset.

Net deferred tax liabilities were as follows:

(In millions)	December 31, 2010	December 31, 2009
Deferred tax assets	$595.0	$572.3
Deferred tax liabilities	(93.6)	(203.1)
Valuation allowance	(511.2)	(379.7)

Net deferred tax liabilities	$(9.8)	$(10.5)

Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, will more likely than not be realized.

The Company has a valuation allowance against our net U.S. deferred tax assets (excluding “naked credits”). Naked credits refer to deferred tax liabilities associated with the tax amortization of goodwill and indefinite lived intangible assets that are not amortized for financial reporting purposes. The deferred tax liability remains on the balance sheet indefinitely until such time the related assets are impaired or the business to which those assets relate are disposed. As the deferred tax liability could have an indefinite life, it is not netted against our deferred tax assets when determining the required valuation allowance. The valuation allowance was established based upon management’s assessment of all available evidence, both positive and negative, including current and historical operating results, future income projections and potential tax-planning strategies. The conclusion was based primarily on our cumulative pretax losses in recent years and the need to generate significant amounts of taxable income in future periods in order to utilize existing deferred tax assets. The valuation allowance was $379.7 million at December 31, 2009. The Company’s valuation allowance increased to $511.2 million as of December 31, 2010. The increase in valuation allowance was the result of an increase in the Company’s U.S. deferred tax assets, primarily related to U.S. federal and state net operating losses. The Company intends to maintain a full valuation allowance on our U.S. deferred tax assets until sufficient positive evidence related to sources of future taxable income exists to support a reversal of the valuation allowance.

U.S. income and foreign withholding taxes have not been recognized on the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that are essentially permanent in duration. This amount becomes taxable upon a repatriation of assets from the subsidiary or a sale or liquidation of the subsidiary. The amount of such temporary differences totaled $1.5 million at December 31, 2010. Determination of the amount of any unrecognized deferred income tax liability on this temporary difference is not practicable.

An entity affiliated with Goldman, Sachs and Co. and Onex Partners II LP purchased $152.8 million of our outstanding notes at a discount in February 2010. For income tax purposes, the entity is considered a related party and therefore the acquisition of the outstanding debt is treated as “repurchased” by the Company resulting in cancellation-of-indebtedness (“COD”) income estimated to be $55.0 million. The repurchased debt is treated as new indebtedness for income tax purposes which is “deemed” issued to the related party at a discount creating original issue discount (“OID”) estimated to be $51.0 million. The OID will be deducted over the term of the underlying debt.

The Company is currently analyzing the tax consequences of deferring the COD income and OID deductions under the provisions of Internal Revenue Code §108(i) enacted under the American Recovery and Reinvestment Act of 2009. The Company has prepared the tax provision based on the assumption that we will not elect to defer, although the election is not required to be made until the Company files its current year tax return. If the Company elects deferral, the COD income and OID deductions will be deferred until 2014 and included in taxable income ratably from 2014 through 2018 The Company elected not to defer $276.3 million of COD income in 2009, which resulted in a reclassification between the non-current cancellation of debt income deferred tax liability and the non-current net operating loss deferred tax asset.

HBAC’s net operating losses and tax credit carryforwards at December 31, 2010 were as follows:

(In millions)
Federal net operating loss carryforwards beginning to expire in 2028	$321.8
Federal credit carryforwards beginning to expire in 2017	16.0
State credit carryforwards with no expiration	5.1
State credit carryforwards beginning to expire in 2014	5.5
State net operating loss carryforwards beginning to expire in 2013	23.7

The Company recorded a full valuation allowance against the above net operating losses and tax credit carryforwards with the exception of a portion of its state credit carryforwards with no expiration.

On March 26, 2007, the Company adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” (codified primarily in FASB ASC Topic 740, Income Taxes) which clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements and also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made.

The reconciliation of unrecognized tax benefits was as follows:

	Year Ended
(In millions)	December 31, 2010	December 31, 2009	December 31, 2008
Beginning balance	$22.7	$13.4	$14.0
Increases - tax positions taken in prior periods	7.2	8.5	0.7
Decreases - tax positions taken in prior periods	(16.9)	(2.1)	(3.0)
Current tax period positions	0.2	2.9	1.7

Ending balance	$13.2	$22.7	$13.4

Included in the balance of unrecognized tax benefits at December 31, 2010, 2009 and 2008, are $1.2 million, $1.1 million and $0.5 million of tax benefits that, if recognized, would affect the effective tax rate. We recognize interest expense and penalties accrued on unrecognized tax benefits within income tax expense. During 2010, 2009 and 2008, we recognized interest expense of $0.1 million, $0.0 million and $0.2 million, respectively. As of December 31, 2010, 2009 and 2008, we have accrued interest of $0.3 million, $0.2 million and $0.2 million, respectively, related to uncertain tax positions. We are not currently under audit with the Internal Revenue Service or any state or foreign taxing authorities for the 2007, 2008 and 2009 open tax years. We expect no material change related to our current tax positions in our recorded unrecognized tax benefit in the next 12 months.

15.	Pension and Other Employee Benefits

The Company has defined benefit pension and retirement plans covering the majority of its employees hired prior to January 1, 2007 (“Pension Benefits”). In addition to providing Pension Benefits, the Company provides certain health care and life insurance benefits to retired employees through other postretirement defined benefit plans (“Other Benefits”).

The following table outlines the components of net pension expense recognized:

	Pension Benefits
(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Service cost	$23.2	$27.3	$24.2
Interest cost	57.4	56.7	53.0
Expected return on plan assets	(57.2)	(60.6)	(65.2)
Amortization of prior service cost	1.8	2.2	0.7
Amortization of net loss (gain)	14.0	7.3	(5.0)
Pension curtailment	—	5.5	—

Net amount recognized	$39.2	$38.4	$7.7

The $5.5 million curtailment charge recognized during the year ended December 31, 2009 related to the Company’s defined benefit pension plans for its salaried (“Salaried Plan”) and hourly (“Hourly Plan”) employees. This charge was associated with the impact of the workforce reductions announced during the year ended December 31, 2009.

The following table outlines the components of net periodic other benefits expense recognized:

	Other Benefits
(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Service cost	$0.5	$0.6	$0.6
Interest cost	0.7	1.1	1.1
Amortization of net gain	(0.5)	—	—

Amount recognized	$0.7	$1.7	$1.7

Any previously unrecognized deferred amounts, such as demographic or asset gains or losses and the impact of historical plan changes, are included in accumulated other comprehensive income (loss). These amounts are amortized from accumulated other comprehensive income (loss) to net periodic benefit cost when recognized.

The following table shows changes in the benefit obligation and plan assets and the resulting funded status of Pension Benefits. Benefit obligation balances presented below reflect the projected benefit obligation (“PBO”) for the Company’s Pension Benefits. Plan assets are measured at December 31 of each year.

	Pension Benefits
(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Change in benefit obligation:
Beginning balance	$980.8	$929.9
Service cost	23.2	27.3
Interest cost	57.4	56.7
Actuarial loss	76.3	16.0
Plan amendments	(1.4)	—
Plan curtailments	—	(5.7)
Benefits paid	(47.4)	(43.4)

Ending balance	1,088.9	980.8

Change in plan assets:
Beginning balance at fair value	684.0	618.7
Actual return on plan assets	66.3	107.9
Company contributions	34.9	0.8
Benefits paid	(47.4)	(43.4)

Ending balance at fair value	737.8	684.0

Funded status	$(351.1)	$(296.8)

Amounts recognized in current and noncurrent liabilities for Pension Benefits are as follows:

	Pension Benefits
	Year Ended December 31, 2010	Year Ended December 31, 2009
Current liabilities	$(1.7)	$(0.5)
Noncurrent liabilities	(349.4)	(296.3)

Net amount recognized	$(351.1)	$(296.8)

The following table shows changes in the benefit obligation and plan assets and the resulting funded status of Other Benefits. Benefit obligation balances presented below reflect the accumulated postretirement benefit obligations (“APBO”) for the Company’s Other Benefits. Plan assets are measured at December 31 of each year.

	Other Benefits
(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Change in benefit obligation:
Beginning balance	$12.9	$18.2
Service cost	0.5	0.6
Interest cost	0.7	1.1
Plan participants’ contributions	1.0	1.3
Actuarial loss	—	(6.6)
Benefits paid	(1.3)	(1.7)

Ending balance	13.8	12.9

Change in plan assets:
Beginning balance at fair value	—	—
Company contributions	0.3	0.4
Plan participants’ contributions	1.0	1.3
Benefits paid	(1.3)	(1.7)

Ending balance at fair value	—	—

Funded status	$(13.8)	$(12.9)

Amounts recognized in current and noncurrent liabilities for Other Benefits were as follows:

	Other Benefits
	Year Ended December 31, 2010	Year Ended December 31, 2009
Current liabilities	$(0.6)	$(0.6)
Noncurrent liabilities	(13.2)	(12.3)

Net amount recognized	$(13.8)	$(12.9)

Amounts recognized in accumulated other comprehensive loss for Pension Benefits were as follows:

	Pension Benefits
(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Prior service cost	$(15.6)	$(18.9)
Net loss	(242.1)	(188.8)

Total amount in accumulated other comprehensive loss	$(257.7)	$(207.7)

Amounts recognized in accumulated other comprehensive income for Other Benefits were as follows:

	Other Benefits
(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009
Net gain	6.3	6.9

Total amount in accumulated other comprehensive income	$6.3	$6.9

The amounts in accumulated other comprehensive income at December 31, 2010 expected to be recognized as components of net periodic benefit cost in 2011 were as follows:

(In millions)	Pension Benefits	Other Benefits
Net (loss) gain	$(26.8)	$0.5
Prior service cost	(1.7)	—

Net amount recognized	$(28.5)	$0.5

The net periodic benefit cost assumptions for Pension Benefits were as follows:

	Pension Benefits
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Discount rate	6.00%	6.25%	6.50%
Expected rate of return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	3.50%	3.50%	4.50%

The following table summarizes the weighted average actuarial assumptions used to determine the benefit obligations of our plans at the measurement date:

	Pension Benefits		Other Benefits
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2010	Year Ended December 31, 2009
Discount Rate	5.40%	6.00%	5.00%	5.75%
Rate of compensation increase	3.50%	3.50%	3.50%	3.50%

To develop the expected rate of return on plan assets assumption, the Company performs periodic studies which consider asset allocation strategies, recent and anticipated future long-term performance of individual asset classes, and the associated risk. The potential exists to either outperform or under perform the broader markets.

The net periodic benefit cost assumptions for Other Benefits were as follows:

	Other Benefits
	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Discount rate	5.75%	6.50%	6.50%
Expected return on plan assets	—	—	—
Health care trend rate in the next year	10.00%	8.50%	8.50%
Gradually declining to an ultimate trend rate of:	4.50%	5.00%	5.00%
Year that the rate reaches ultimate trend rate:	2027	2015	2015

The effect of a 1% increase or (decrease) in the assumed health care trend rate for each future year for the aggregate of service cost and interest cost is $0.1 million and $(0.1) million, respectively, and for the APBO is $1.0 million or $(0.9) million, respectively.

The Retirement Plan seeks to match the long-term nature of its funding obligations with investment objectives for long-term growth and income. Retirement Plan assets are invested in accordance with sound investment practices that emphasize long-term investment fundamentals. The Retirement Plan recognizes that assets are exposed to risk and the market value of assets may vary from year to year. Potential short-term volatility, mitigated through a well-diversified portfolio structure, is acceptable in accordance with the objective of capital appreciation over the long-term.

The asset allocation strategy employed in the Retirement Plan reflects the Company’s return objectives and risk tolerance. Asset allocations and targets, expressed as a percentage of the market value of the Retirement Plan, are summarized in the table below:

	December 31, 2010	December 31, 2009	Target Mix
Equity securities	50.7%	54.1%	50.0%
Debt securities	40.4%	38.0%	40.0%
Other	8.9%	7.9%	10.0%

	100.0%	100.0%	100.0%

These assets consist primarily of publicly-traded equity securities and publicly-traded fixed income securities.

Due to the dynamic nature of market value fluctuations, Retirement Plan assets will require rebalancing from time-to-time to maintain the target asset allocation. The Retirement Plan recognizes the importance of maintaining a long-term strategic allocation and does not intend any tactical asset allocation or market timing asset allocation shifts.

The Retirement Plan uses outside consultants and outside investment managers to aid in the determination of asset allocation and the management of actual plan assets, respectively.

Investment Valuation

The Retirement Plan assets are valued under the current fair value framework. See Note 6 for further discussion regarding the definition and levels of fair value hierarchy established by guidance.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Below is a listing of the major categories of plan assets held as of December 31, 2010, as well as the associated level within the fair value hierarchy in which the fair value measurements in their entirety fall (based on the lowest level input that is significant to the fair value measurement in its entirety).

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$0.6	$8.8	$—	$9.4
Equity securities	373.8	—	—	373.8
Fixed income securities	31.8	266.1	—	297.9
Preferred securities	0.3	—	—	0.3
Private equity securities	—	—	13.8	13.8
Balanced funds	—	51.5	—	51.5

Total	$406.5	$326.4	$13.8	746.7

Cash				4.9
Receivables				8.5
Written options				(0.1)
Payables				(22.2)

Total				$737.8

Below is a listing of the major categories of plan assets held as of December 31, 2009, as well as the associated level within the fair value hierarchy in which the fair value measurements in their entirety fall (based on the lowest level input that is significant to the fair value measurement in its entirety).

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$0.2	$4.8	$—	$5.0
Convertable Securities	—	0.1	—	0.1
Equity securities	363.2	—	—	363.2
Fixed income securities	17.8	253.0	—	270.8
Futures contracts	(0.2)	—	—	(0.2)
Private equity securities	—	—	2.9	2.9
Balanced funds	—	51.2	—	51.2

Total	$381.0	$309.1	$2.9	693.0

Cash				0.2
Receivables				9.6
Payables				(18.8)

Total				$684.0

The table listed below provides a reconciliation of the beginning and ending net balances for assets measured at fair value and classified as Level 3 in the fair value hierarchy for the years ending December 31, 2010 and 2009. These are private equity securities that are valued based on the indicated pricing of comparable transactions in the private real estate market, using several independent sources of pricing information.

Balance at January 1, 2009	$10.7
Acquisitions	0.6
Unrealized loss	(8.4)

Balance at December 31, 2009	2.9
Acquisitions	8.6
Unrealized gain	2.3

Balance at December 31, 2010	$13.8

The funds that have been determined to be Level 2 investments within the fair value hierarchy are priced using indirectly observable (market-based) information. The Level 2 funds do not have market data available; however, the underlying securities held by those funds do have published market data available.

The funds that have been determined to be Level 3 investments within the fair value hierarchy are priced using unobservable inputs. There are three valuation techniques that can be used, the market, income or cost approach. The appropriateness of each valuation technique depends on the type of asset or business being valued. Key inputs used to determine fair value include, among others, revenue and expense growth rates, terminal capitalization rates and discount rates.

The Company anticipates total contributions, both required and discretionary, to the Pension Benefits and Other Benefits plans to be approximately $51.7 million and $0.6 million, respectively, in 2011.

The projected benefit obligation and fair value of plan assets for Pension Benefits plans with projected benefit obligations in excess of plan assets were $1,088.9 million and $737.8 million, respectively, at December 31, 2010 and $980.8 million and $684.0 million, respectively, at December 31, 2009.

The accumulated benefit obligation and fair value of plan assets for all Pension Benefits plans with accumulated benefit obligations in excess of plan assets were $1,060.7 million and $737.8 million, respectively, at December 31, 2010, and $945.5 million and $684.0 million, respectively, at December 31, 2009. The accumulated benefit obligation for all Pension Benefits plans was $1,060.7 million and $945.5 million at December 31, 2010 and 2009, respectively.

The table below reflects the total Pension Benefits expected to be paid from the plans or from the Company’s assets, including both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions. Other Benefits payments reflect the Company’s portion only.

(In millions)	Pension Benefits	Other Benefits
2011	$49.6	$0.6
2012	52.0	0.7
2013	54.5	0.8
2014	57.0	0.9
2015	60.1	1.1
2016-2020	346.5	7.5

Total	$619.7	$11.6

Defined Contribution Plans

The Company maintains a 401(k) defined contribution plan under which covered employees are allowed to contribute up to a specific percentage of their eligible compensation. Prior to October 5, 2009, the Company matched (“HBAC Match”) union and non-union employee contributions up to a maximum of four percent of eligible compensation. The Company match for all non-union employees was suspended effective October 5, 2009. Effective October 4, 2010, the Company reinstated a Company match for all non-union employees, matching fifty percent of the first four percent of contributions. Total HBAC Match expense was $6.9 million, $13.8 million and $18.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

The Company maintains a retirement investment savings plan (“RISP”), which is a defined contribution plan, for certain non-union employees who were hired on or after January 1, 2007. These employees will participate in the RISP in place of the Pension Benefits described above. The Company contributes to a covered employee’s participant account up to a maximum of 9% of the employee’s pay based on the employee’s age and tenure. The funds can be invested among several investment options as directed by the employee. Total expense for the RISP was $3.9 million, $3.6 million, and $3.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.

As a result of the Acquisition, HBAC implemented a defined contribution benefit plan for its employees in the United Kingdom, and, for the years ended December 31, 2010, 2009 and 2008, recognized cost of $1.0 million, $1.0 million and $1.1 million, respectively, for this plan.

16.	Stock-Based Compensation

Share-based compensation expense is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the requisite service period, which is generally the vesting period of the award. HBAC uses the graded vesting method to amortize compensation expense for awards with a service condition. Compensation expense for awards with a performance condition is recognized in the period in which the performance condition is being measured. The related excess tax benefit received upon exercise of stock options or vesting of restricted stock, if any, to be reflected in the statement of cash flows as a financing activity rather than as an operating activity.

Share-based compensation expense was as follows:

(In millions)	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
Share-based compensation expense	$4.6	$3.3	$7.6
Income tax benefit	(1.8)	(1.3)	(3.0)

Net share-based compensation expense	$2.8	$2.0	$4.6

As described below, awards for the period relate to stock options and restricted stock awards granted by HBI to certain employees of HBAC.

Hawker Beechcraft, Inc. 2007 Stock Option Plan

Following the Acquisition, HBI implemented the Hawker Beechcraft, Inc. 2007 Stock Option Plan, which permits the grant of nonqualified stock options for up to 9.8 million shares. Option awards are generally granted with an exercise price equal to the established price of HBI’s stock, as set by the HBI Board of Directors, at the date of grant. Service vesting awards generally vest based on future service, ranging from one to five years. Performance vesting awards granted before March 23, 2009 vest in five equal annual increments and become exercisable if certain financial performance targets are met If the financial performance targets are not met, they vest in equal annual increments and become exercisable only if certain events occur that involve the disposition of securities by the Onex and GS entities and result in the owner group achieving certain levels of cash-on-cash returns. Performance vesting awards granted on or after March 23, 2009 vest in five equal annual increments and become exercisable if there is a liquidity event and certain rates of return are achieved by the Onex and GS entities as a result of the liquidity event. The stock options terminate ten years from the date of grant.

HBAC applied the fair value provisions to value the stock option awards. The fair value of the stock options at the date of grant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	Service Vesting	Service Vesting	Service Vesting	Performance Vesting
Expected term in years	6.5	6.5	6.5	6.3
Expected volatility	39.3%	40.5%	37.0%	37.4%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%
Risk-free interest rate	3.2%	2.7%	3.4%	3.3%
Weighted-average grant date fair value per option	$2.24	$3.14	$5.22	$5.22

The expected term represents the period of time the options are expected to be outstanding and was determined using the simplified method. The expected term assumption incorporates the contractual term of an option grant, which is ten years, as well as the vesting period of the award, which is generally five years. The expected volatility assumption was calculated by averaging the historical volatility of a peer group of publicly-traded aerospace and defense companies over a term equal to the expected term of the option granted. The risk-free interest rate reflects the yield on a zero-coupon U.S. Treasury bond over the expected term of the option granted.

Stock option activity for the years ended December 31, 2010, 2009 and 2008 was as follows:

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price
Service-Vesting
Outstanding at beginning of period	3,694,387	$9.59	2,986,724	$10.28	3,710,678	$10.00
Granted	2,292,829	5.00	1,140,469	8.00	461,630	12.06
Exercised	—	—	—	—	(98,415)	10.00
Forefeited or expired	(637,544)	9.27	(432,806)	10.60	(1,087,169)	10.11

Outstanding at end of period	5,349,672	7.45	3,694,387	9.59	2,986,724	10.28

Vested and nonvested expected to vest	5,050,921	7.54	3,639,949	9.56	2,835,404	10.26

Exercisable	1,499,256	10.05	1,270,032	10.21	1,029,293	10.01

Performance-Vesting
Outstanding at beginning of period	3,490,523	9.52	3,056,104	10.29	4,131,604	10.00
Granted	62,824	5.00	1,196,719	8.00	492,310	12.03
Exercised	—	—	—	—	(57,496)	10.00
Forefeited or expired	(526,674)	9.82	(762,300)	10.51	(1,510,314)	10.08

Outstanding at end of period	3,026,673	8.99	3,490,523	9.52	3,056,104	10.29

Vested and nonvested expected to vest	639,031	10.00	2,657,016	9.25	2,223,270	10.26

Exercisable	639,031	10.00	780,894	10.00	780,894	10.00

The Company recognized stock-based compensation expense of $4.6 million, $3.3 million and $7.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. The expense associated with the 2008 Performance Vesting options was reversed in the third quarter of 2008.

In the fourth quarter of 2008, the Company’s Chief Executive Officer announced his plan to retire from the Company and entered into a Separation Agreement with the Company on November 21, 2008 (the “Separation Date”), resulting in the forfeiture of 759,577 service-vesting stock options and 1,139,366 performance-vesting stock options. Consequently, the Company reversed $1.5 million of expense previously recognized for the service-vesting stock options under the graded vesting method.

Service-vesting and performance-vesting stock options vested and expected to vest at December 31, 2010 had weighted-average remaining contractual lives of 7.5 years and 4.0 years, respectively. The stock options had no aggregate intrinsic value at December 31, 2010.

Service-vesting and performance-vesting stock options exercisable at December 31, 2010 had weighted-average remaining contractual lives of 4.9 years and 4.0 years, respectively. The stock options had no aggregate intrinsic value at December 31, 2010.

The total fair value of stock options vested during the years ended December 31, 2010, 2009 and 2008 was $3.0 million, $3.0 million and $9.1 million, respectively. At December 31, 2010, there was $4.7 million of compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 2.3 years. At December 31, 2009, there was $5.4 million of compensation expense related to nonvested stock options not yet recognized, which is expected to be recognized over a weighted-average period of 1.9 years.

Hawker Beechcraft, Inc. Employee Equity Investment Plan

On the date of the Acquisition, HBAC (former RA) employees ceased their employment with Raytheon. Accordingly, Raytheon’s obligation for any nonvested restricted stock or stock option awards held by those employees was terminated. The stock purchase agreement provided that the value of these nonvested awards held by the employees at the date of the Acquisition would be used to create the Hawker Beechcraft Retention Program (the “retention program”). Any HBAC employee with nonvested Raytheon restricted stock or stock options became a participant in the retention program at the values assigned in the stock purchase agreement. Retention program amounts vest and are payable in the same proportion, and at the same times, as the Raytheon restricted stock or stock options would have vested.

In addition, certain members of HBAC management were given the opportunity to participate in the Hawker Beechcraft, Inc. Employee Equity Investment Plan (the “Investment Plan”). Under the Investment Plan, participants were provided the opportunity to forego amounts due under the retention program and apply the estimated after-tax amount of the foregone retention program amounts to the acquisition of HBI restricted stock, with the restrictions lapsing at dates corresponding to the vesting dates in the retention program. Members of HBAC management used this funding method to acquire 595,213 shares of restricted stock. Restricted stock awards entitle the recipient to full dividend and voting rights. Unvested shares are restricted as to disposition and subject to forfeiture under certain circumstances.

Restricted stock activity for the years ended December 31, 2010 and 2009 was as follows:

	Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008
	Number of Shares	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Grant Date Fair Value	Number of Shares	Weighted- Average Grant Date Fair Value
Nonvested at beginning of period	158,878	$8.39	98,687	$10.00	464,505	$10.00
Granted	182,829	5.00	127,500	8.00	1,940	12.50
Vested	(161,918)	6.44	(67,309)	10.00	(367,758)	10.00
Forfeited	—	—	—	—	—	—

Nonvested at end of period	179,789	$6.70	158,878	$8.39	98,687	$10.00

In connection with the Separation Agreement discussed above, the vesting of 125,642 shares of restricted stock was accelerated as of the Separation Date, and, accordingly, the Company accelerated the recognition of $0.3 million of expense remaining for these awards.

The total fair value of restricted stock vested during the years ended December 31, 2010, 2009 and 2008 was $1.0 million, $0.6 million and $3.7 million, respectively. At December 31, 2010 there was $0.6 million of compensation expense related to non-vested restricted stock awards not yet recognized, which is expected to be recognized over a weighted average period of 1.8 years. At December 31, 2009 there was $0.7 million of compensation expense related to non-vested restricted stock awards not yet recognized, which was expected to be recognized over a weighted average period of 2.5 years.

17.	Risks and Uncertainties

The highly competitive markets for our products and services are subject to certain business risks. These risks include delays in timely development and certification of new product offerings, the current state of the business and general aviation aircraft markets and government regulations affecting aircraft. The products we sell are considered discretionary purchases, and our levels of sales have historically been tied to corporate and consumer spending levels, which are typically cyclical in nature. Our sales are significantly affected by the level of corporate spending which, in turn, is a function of the general economic environment. In a recessionary economy such as many of the markets in which we operate are experiencing, corporate cash flows decrease, which typically leads to a decrease in demand for our products or postponement of planned purchases. Sales to the U.S. Government and foreign governments may be affected by changes in procurement policies, budget considerations, changing concepts of national defense, political developments abroad and other factors. We are highly dependent on the availability of essential materials and purchased components, some of which are available only from a sole source or limited sources. Moreover, we are dependent upon the ability of our suppliers to provide material and components that meet specifications, quality standards and delivery schedules.

We are also subject to market risks, including foreign exchange risk and interest rate risk, and use derivative instruments to manage our exposure to these risks, as described more fully in Note 11 to the Company’s Consolidated Financial Statements.

Furthermore, we are exposed to certain concentration risks, including reliance on the U.S. Government as a major customer. For the years ended December 31, 2010, 2009 and 2008, sales to the U.S. Government represented approximately 30%, 26% and 12%, respectively, of consolidated sales.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. We believe our credit risk is minimal, as we primarily conduct business with large, well-established financial institutions and insurance companies. We do not anticipate nonperformance by any of our derivative counterparties. One of Lehman’s subsidiaries, Lehman Brothers Commercial Bank, had a $35.0 million commitment in our revolving credit facility. We do not expect Lehman Brothers Commercial Bank to fulfill its funding obligations under our revolving credit facility.

As of December 31, 2010, 47% of the Company’s employees were represented by collective bargaining agreements, all of which were represented by agreements expiring in 2011.

18.	Related Party Transactions

Onex Partners II LP and its affiliated entities own 49% of the issued and outstanding common stock of HBI. Affiliates of Onex Partners II LP currently own a controlling interest in Spirit AeroSystems Holdings, Inc. (“Spirit”), one of the Company’s suppliers. Spirit supplies certain components for the Company’s Hawker aircraft and the Company believes that purchases of components from Spirit are based on standard market terms. The Company received components from Spirit of $7.3 million and $17.5 million for the years ended December 31, 2010 and 2009, respectively. Advance payments to Spirit for goods not yet received were $1.7 million and $0.2 million at December 31, 2010 and 2009, respectively.

GS Capital Partners VI, L.P. and other private equity funds affiliated with Goldman, Sachs & Co. own 49% of the issued and outstanding common stock of HBI. Goldman, Sachs & Co. acted as an initial purchaser in the 2007 offering of the notes that were later exchanged for the Company’s outstanding publicly held notes in a registered exchange offer. In connection with the registration rights agreement we entered into at the time of the issuance of the notes, the Company also agreed to maintain a market making shelf registration for the benefit of Goldman, Sachs & Co. Goldman Sachs Credit Partners L.P., an affiliate of GS Capital Partners VI, L.P. and its related investment funds, acted as the joint lead arranger and a lender under the Company’s senior secured credit facilities, including for the Incremental Term Loan facility in November 2009. In addition, Goldman, Sachs & Co., Goldman Sachs Credit Partners L.P. and its affiliates may occasionally engage in commercial banking, investment banking or other financial advisory transactions with the Company and the Company’s affiliates. Currently, Goldman Sachs Credit Partners L.P. is a participating lender in the Company’s credit agreement and Goldman Sachs Capital Markets, L. P. has entered into interest rate swaps with the Company. In addition, Goldman, Sachs & Co. served as Dealer Manager for the tender offer to purchase a portion of the Company’s outstanding Senior Notes and Senior Subordinated Notes. The Company believes these agreements were executed at market terms for a similar company with a similar risk profile.

The Company entered into a management services arrangement with the investment managers of GS Capital Partners VI, L.P., and its related funds, and Onex Partners II LP, effective upon the closing of the Acquisition. Under the arrangement, the Company pays these parties an annual aggregate fee of $2.0 million, plus reasonable out-of-pocket expenses, as compensation for various advisory services. This fee is shared equally by the two sets of investment managers. The Company also agreed to indemnify these parties and their affiliates for liabilities arising from their actions under the management services arrangement.

A former member of the Board of Directors of HBI has also been a member of the Board of Directors of Spirit. On September 24, 2010, this former member notified the Company of his intent to resign from the HBI’s Board of Directors in October 2010. His resignation was effective October 22, 2010 and was not a result of a disagreement with the Company.

An entity affiliated with Goldman, Sachs & Co. and Onex Partners II LP completed open-market purchases of $152.8 million of the Company’s outstanding notes in February 2010. As of December 31, 2010, the debt acquired by such entity has not been retired and the Company will continue to pay interest in accordance with terms of the debt. As of December 31, 2010, the affiliates’ outstanding balance of these notes was $159.4 million. The Company paid interest on these notes by making cash payments of $7.5 million and by issuing $6.6 million of additional PIK-Election notes during the twelve months ended December 31, 2010. As of December 31, 2010, the amount of accrued interest associated with these notes was $3.6 million.

19.	Commitments and Contingencies

In the ordinary course of business, the Company leases equipment, office buildings and other facilities under leases that include standard escalation clauses to reflect changes in price indices, as well as renewal options. The Company’s rent expense was $14.0 million and $14.7 million for the years ended December 31, 2010 and 2009, respectively.

At December 31, 2010, the Company had commitments under long-term operating leases requiring approximate annual rental payments as follows:

(In millions)
2011	$5.1
2012	4.0
2013	3.5
2014	3.3
2015	2.9
Thereafter	35.2

Total	$54.0

The Company has assigned certain leasehold interests to third parties but remains liable to lessors to the extent the assignee defaults on future lease payments amounting to $18.5 million and $21.3 million at December 31, 2010 and 2009, respectively, extending through 2026.

One of the Company’s subsidiaries uses Industrial Revenue Bonds (“IRBs”) issued by Sedgwick County, Kansas to finance the purchase and/or construction of certain real and personal property. Tax benefits associated with the IRBs include a provision for a 10-year ad valorem property tax abatement and retail sales tax exemption on the property financed with the proceeds of the IRBs. Sedgwick County holds legal title to the bond financed assets and leases them to the Company subject to an option to purchase for a nominal consideration, which the Company may exercise at any time. At the time of the Acquisition, Raytheon held IRBs with an aggregate principal amount of $454.2 million. Raytheon assigned its IRBs to the Company as part of the Acquisition, and, therefore, the Company is the bondholder as well as the borrower/lessee of the property purchased with the IRB proceeds. The Company records the property on its consolidated statement of financial position, along with a capital lease obligation to repay the proceeds of the IRB. Moreover, as holder of the bonds, the Company has the right to offset the amounts due by its subsidiary with the amounts due to the Company; accordingly, no net debt associated with the IRBs is reflected in our consolidated statement of financial position. Upon maturity or redemption of the bonds, title to the leased property reverts to the Company’s subsidiary. At December 31, 2010 and 2009, the Company held IRBs with an aggregate principal amount of $286.8 million and $331.5 million, respectively.

The Company has committed to construct facilities and purchase equipment under contracts with various third parties. Future payments of $5.4 million and $3.6 million were required under these contracts at December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, HBAC had outstanding commitments of $67.4 million and $84.5 million, respectively, related to services to be provided for its information technology function. In the year ended December 31, 2008, HBAC renewed its information technology contract extending seven years. Minimum annual payments required as of December 31, 2010 were as follows:

(In millions)
2011	$16.8
2012	17.0
2013	15.7
2014	14.3
2015	3.6
Thereafter	—

Total	$67.4

The Company retains liability for losses and expenses for aircraft product liability up to a maximum of $10 million per occurrence and $20 million per fiscal year. Insurance purchased from third parties is expected to cover excess aggregate liability exposure from $20 million to $750 million. This coverage also includes the excess liability over the per occurrence limits. Raytheon retained the liability for claims relating to occurrences after April 1, 2001 through March 25, 2007. The Company has responsibility for claims relating to occurrences prior to April 1, 2001, subject to limited exceptions covering specific liabilities retained by Raytheon. The aircraft product liability reserve was $13.0 million and $13.2 million at December 31, 2010 and 2009, respectively, and was based on management’s estimate of its expected losses not covered by third party insurers. The Company currently has no offsetting receivable for insurance recovery associated with this estimate.

The Company issues guarantees and has banks and surety companies issue, on its behalf, letters of credit and surety bonds to meet various administrative, bid, performance, warranty, retention and advance payment obligations of the Company or its affiliates. Outstanding at December 31, 2010 were $117.9 million, $42.4 million and $1.1 million of these guarantees, letters of credit and surety bonds, for which there were stated values, respectively, and $146.5 million, $61.5 million and $1.2 million were outstanding at December 31, 2009, respectively. These instruments expire on various dates through 2016.

In connection with certain aircraft sales, the Company offers trade-in incentives whereby the customer will receive a pre-determined trade-in value if they purchase another aircraft of equal or greater value from the Company. The differences between the value of these trade-in incentives and the current, lower, estimated fair value of the underlying aircraft was $17.1 million and $29.2 million at December 31, 2010 and 2009, respectively. There is a high degree of uncertainty inherent in the assessment of the likelihood of trade-in commitments.

The Company is subject to oversight by the Federal Aviation Administration (“FAA”). The FAA and other similar international agencies routinely evaluate aircraft operational and safety requirements and are responsible for certification of new and modified aircraft. Future action by the FAA may adversely affect our financial position or results of operations, including recovery of its investment in new aircraft.

As a defense contractor, the Company is subject to many levels of audit and investigation. Agencies that oversee contract performance include: the Defense Contract Audit Agency, the U.S. Department of Defense Inspector General, the Government Accountability Office, the U.S. Department of Justice and Congressional committees. Future action by these agencies and legislative committees may adversely affect the Company’s financial position or its results of operations.

In July 2007, the FAA informed us that it had initiated an investigation concerning compliance by one of our suppliers with part specifications involving our T-6A trainers and certain special mission King Air aircraft sold to the U.S. government. HBAC cooperated with the FAA investigation and conducted its own supplier quality audits. HBAC believes the alleged non-compliance condition does not impact safety of flight. On June 17, 2008, the U.S. Attorney’s Office for the District of Kansas notified us that the FAA had referred a civil penalty matter arising out of its investigation to the U.S. Attorney’s Office for enforcement and that the FAA had recommended imposing civil penalties against HBAC. Based on discussions with the U.S. Attorney’s Office, HBAC expects to resolve the enforcement matter with the FAA in a manner that will not be material to our financial condition, results of operations or liquidity.

In April 2009, HBAC received a complaint naming it as a defendant in a qui tam lawsuit in the U.S. District Court for the District of Kansas. The complaint alleged violations of the civil False Claims Act (“FCA”) arising from alleged supplier non-conformance with specifications and HBAC’s alleged inadequate quality control over the supplier’s manufacturing process on certain T-6 and King Air aircraft delivered to the government. The lawsuit, United States ex rel. Minge, et al. v. Turbine Engine Components Technologies Corporation, et al., No. 07-1212-MLB (D. Kan.), alleged FCA causes of action against HBAC (and its predecessor, Raytheon Aircraft Company) and FCA causes of action, retaliation causes of action, and a tort cause of action against TECT Aerospace Wellington, Inc. (“TECT”), an HBAC supplier, and various affiliates of TECT. On February 3, 2010, the District of Kansas court granted HBAC’s motion for summary judgment in the qui tam case. The Court permitted the FCA retaliation cause of action to proceed against TECT. On June 1, 2010, the plaintiffs filed a motion to reconsider the order granting summary judgment and a motion to amend the complaint. Plaintiffs filed their amended complaint on August 16, 2010. On September 29, 2010, HBAC filed an Answer and Affirmative Defenses. Discovery is pending pursuant to a November 12, 2010 Scheduling Order. No accruals have been recorded for this matter as of December 31, 2010.

On April 7, 2009, Airbus UK Ltd. (“Airbus”) filed a Request for Arbitration (“RFA”) with the International Chamber of Commerce (“ICC”) in Paris initiating proceedings against HBAC. Airbus alleges that HBAC breached its obligations under the Airframe Purchase and Support Agreement dated August 19, 1998 between Airbus and HBAC. More particularly, Airbus claims that it and HBAC reached agreement in April of 2008 for HBAC to purchase increased volumes of fuselages, wings, track kits and spare parts (collectively the “shipsets”) in the 2008 to 2010 time frame. Airbus further alleges that (i) beginning in late 2008, HBAC unilaterally reduced the number of shipsets that it would purchase in breach of its contractual obligations and (ii) that Airbus made substantial investments to expand its production capacity at the urging of HBAC and in reliance on alleged expanded commitments from HBAC. On December 23, 2009, Airbus filed its Statement of Claim, which seeks an award of damages potentially in excess of £40 million. HBAC filed its Statement of Defense and Counterclaim on April 5, 2010 denying liability and asserting a counterclaim against Airbus in the amount of £6,433,015. The arbitration merits hearing was held July 27-30, 2010. Post-hearing submissions were completed in October 2010; we are awaiting the decision of the tribunal.

Similar to other companies in its industry, the Company receives requests for information from government agencies in connection with their regulatory or investigational authority in the ordinary course of business. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. The Company reviews such requests and notices and take appropriate action.

20.	Business Segment and Geographic Information

Reportable segments include the following: Business and General Aviation, Trainer/Attack Aircraft and Customer Support. Business and General Aviation designs, develops, manufactures, markets and sells commercial and specially modified general aviation aircraft and related service contracts. Trainer/Attack Aircraft designs, develops, manufactures, markets and sells military training aircraft to the U.S. Government and foreign governments. Customer Support provides aftermarket parts and maintenance services as well as refurbishment and upgrade services for our installed fleet of aircraft worldwide.

While some working capital accounts are maintained on a segment basis, many of our assets are not managed or maintained on a segment basis. Certain property, plant and equipment, including tooling, is used in the design and production of products for each of the segments and, therefore, is not allocated to any individual segment. In addition, cash, other assets, non-current liabilities and deferred taxes are maintained and managed on a consolidated basis and generally do not pertain to any particular segment. Raw materials and certain component parts are used in production across all segments. Work in process inventory is identifiable by segment but is managed and evaluated at the program level. As there is no segmentation of our productive assets, no allocation of these amounts has been made for purposes of segment disclosure.

Segment financial results were as follows:

	Year Ended
(In millions)	December 31, 2010	December 31, 2009	December 31, 2008
Sales:
Business and General Aviation	$1,771.6	$2,310.6	$2,820.6
Trainer/Attack Aircraft	681.1	531.3	338.2
Customer Support	508.0	438.3	522.8
Eliminations	(156.0)	(81.7)	(135.1)

Total	$2,804.7	$3,198.5	$3,546.5

Operating (loss) income:
Business and General Aviation	$(363.1)	$(801.7)	$29.5
Trainer/Attack Aircraft	95.7	45.5	28.2
Customer Support	93.6	44.1	82.5
Eliminations	(0.1)	0.1	0.1

Total	$(173.9)	$(712.0)	$140.3

Intersegment sales for the years ended December 31, 2010 and 2009 were $89.4 million and $41.4 million, respectively, for Business and General Aviation and $66.6 million and $40.3 million, respectively, for Customer Support. The Trainer/Attack Aircraft segment does not have intersegment sales.

Sales by geographic region were as follows:

	Year Ended
(In millions)	December 31, 2010	December 31, 2009	December 31, 2008
United States	$1,542.2	$1,720.8	$1,885.4
Europe	316.4	597.3	667.9
Latin America	282.1	316.1	357.8
Other	664.0	564.3	635.4

Total	$2,804.7	$3,198.5	$3,546.5

Definite-lived assets by geographic region were as follows:

(In millions)	December 31, 2010	December 31, 2009
United States	$1,539.7	$1,666.9
Outside United States	3.3	3.9

Total definite-lived assets	$1,543.0	$1,670.8

Definite-lived assets are defined as total non-current assets less balances related to long-term finance receivables, deferred tax assets and financial instruments. Definite-lived assets outside the United States are those held by our foreign affiliates.

21.	Quarterly Results (unaudited)

The following table provides summarized financial results by quarter:

(In millions)	Q4	Q3	Q2	Q1	Total
2010
Sales	$1,002.5	$594.7	$639.3	$568.2	$2,804.7
Gross profit	85.6	11.2	72.5	55.9	225.2
Operating loss	(46.7)	(81.4)	(20.7)	(25.1)	(173.9)
Net loss	(65.7)	(118.6)	(56.6)	(63.4)	(304.3)

	Q4	Q3	Q2	Q1	Total
2009
Sales	$1,086.9	$757.7	$816.3	$537.6	$3,198.5
Gross profit (loss)	101.6	(117.9)	130.0	48.2	161.9
Operating income (loss)	15.8	(721.1)	39.3	(46.0)	(712.0)
Net income (loss)	7.7	(684.2)	172.1	53.1	(451.3)

	Q4	Q3	Q2	Q1	Total
2008
Sales	$1,158.0	$783.3	$1,028.7	$576.5	$3,546.5
Gross profit	150.5	109.0	186.3	83.8	529.6
Operating income (loss)	40.1	15.3	86.4	(1.5)	140.3
Net (loss) income	(129.6)	(21.2)	24.9	(31.3)	(157.2)

22.	Guarantor Subsidiary Financial Information

Our obligation to pay principal and interest under certain debt instruments is guaranteed on a joint and several basis by certain guarantor subsidiaries. The guarantees are full and unconditional, and the guarantor subsidiaries are 100% owned by the Company. Non-guarantor subsidiaries consist primarily of foreign subsidiaries of HBAC, which are organized outside the U.S.

The following unaudited condensed consolidating financial information presents Condensed Consolidating Statements of Financial Position as of December 31, 2010 and 2009; Condensed Consolidating Statements of Operations for the years ended December 31, 2010, 2009 and 2008; Condensed Consolidating Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008.

Elimination entries necessary to consolidate guarantor and non-guarantor subsidiaries have been included in the eliminations columns. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Financial Position

As of December 31, 2010

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$413.3	$0.2	$9.3	$—	$422.8
Accounts and notes receivable, net	—	110.9	7.2	—	118.1
Intercompany receivables	—	13.3	2.1	(15.4)	—
Unbilled Revenue	—	28.7	8.6	—	37.3
Inventories	—	1,052.8	7.1	—	1,059.9
Current deferred income tax asset	4.0	—	—	—	4.0
Prepaid expenses and other current assets	(69.8)	96.0	0.5	—	26.7

Total current assets	347.5	1,301.9	34.8	(15.4)	1,668.8

Property, plant and equipment, net	17.5	462.3	2.4	—	482.2
Investment in subsidiaries	1,674.6	—	—	(1,674.6)	—
Goodwill	—	259.5	—	—	259.5
Intangible assets, net	—	758.5	0.6	—	759.1
Other assets, net	32.8	9.2	0.2	—	42.2

Total assets	$2,072.4	$2,791.4	$38.0	$(1,690.0)	$3,211.8

Liabilities and Equity
Current liabilities:
Notes payable and current portion of long-term debt	$74.6	$—	$—	$—	$74.6
Current portion of industrial revenue bonds (receivable) payable	(61.5)	61.5	—	—	—
Advance payments and billings in excess of costs incurred	—	265.8	0.2	—	266.0
Accounts payable	0.1	222.0	7.6	(8.6)	221.1
Accrued salaries and wages	—	64.7	0.3	—	65.0
Accrued interest payable	14.4	0.3	—	—	14.7
Other accrued expenses	16.7	270.6	4.3	—	291.6

Total current liabilities	44.3	884.9	12.4	(8.6)	933.0

Long-term debt	2,055.1	—	—	—	2,055.1
Industrial revenue bonds (receivable) payable	(225.4)	225.4	—	—	—
Intercompany loan	408.5	(415.0)	13.3	(6.8)	—
Accrued pension benefits	—	349.4	—	—	349.4
Other long-term liabilities	0.3	74.8	—	—	75.1
Non-current deferred income tax liability	4.0	9.6	—	—	13.6

Total liabilities	2,286.8	1,129.1	25.7	(15.4)	3,426.2

Total equity	(214.4)	1,662.3	12.3	(1,674.6)	(214.4)

Total liabilities and equity	$2,072.4	$2,791.4	$38.0	$(1,690.0)	$3,211.8

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Financial Position

As of December 31, 2009

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Assets
Current assets:
Cash and cash equivalents	$562.0	$0.2	$6.6	$—	$568.8
Accounts and notes receivable, net	—	120.4	6.0	—	126.4
Intercompany receivables	—	18.1	1.7	(19.8)	—
Unbilled revenue	—	26.5	12.3	—	38.8
Inventories	—	1,291.9	7.0	—	1,298.9
Current deferred income tax asset	25.0	—	0.1	—	25.1
Prepaid expenses and other current assets	(35.0)	53.0	1.0	—	19.0

Total current assets	552.0	1,510.1	34.7	(19.8)	2,077.0

Property, plant and equipment, net	18.3	528.4	3.1	—	549.8
Investment in subsidiaries	2,003.2	—	—	(2,003.2)	—
Goodwill	—	259.5	—	—	259.5
Intangible assets, net	—	808.9	0.7	—	809.6
Other assets, net	42.3	9.6	—	—	51.9

Total assets	$2,615.8	$3,116.5	$38.5	$(2,023.0)	$3,747.8

Liabilities and Equity
Current liabilities:
Notes payable and current portion of long-term debt	$310.2	$—	$—	$—	$310.2
Current portion of industrial revenue bonds (receivable) payable	(69.7)	69.7	—	—	—
Advance payments and billings in excess of costs incurred	—	327.9	0.5	—	328.4
Accounts payable	0.2	219.4	8.6	(13.0)	215.2
Accrued salaries and wages	—	47.2	0.4	—	47.6
Accrued interest payable	14.6	0.4	—	—	15.0
Other accrued expenses	4.0	221.2	5.8	—	231.0

Total current liabilities	259.3	885.8	15.3	(13.0)	1,147.4

Long-term debt	2,054.0	—	—	—	2,054.0
Industrial revenue bonds (receivable) payable	(261.8)	261.8	—	—	—
Intercompany loan	396.2	(402.1)	12.7	(6.8)	—
Accrued pension benefits	—	296.3	—	—	296.3
Other long-term liabilities	20.9	71.4	—	—	92.3
Non-current deferred income tax liability	25.0	10.5	0.1	—	35.6

Total liabilities	2,493.6	1,123.7	28.1	(19.8)	3,625.6

Total equity	122.2	1,992.8	10.4	(2,003.2)	122.2

Total liabilities and equity	$2,615.8	$3,116.5	$38.5	$(2,023.0)	$3,747.8

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

For the year ended December 31, 2010

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$3,021.6	$82.2	$(299.1)	$2,804.7
Cost of sales	—	2,805.5	73.1	(299.1)	2,579.5

Gross Profit	—	216.1	9.1	—	225.2

Restructuring, net	—	14.9	—	—	14.9
Definite-lived intangible asset impairment	—	12.6	—	—	12.6
Goodwill and indefinite-lived intangible asset impairment	—	13.0	—	—	13.0
Selling, general and administrative expenses	1.3	252.1	4.1	—	257.5
Research and development expenses	—	101.1	—	—	101.1

Operating (loss) income	(1.3)	(177.6)	5.0	—	(173.9)

Intercompany interest expense (income), net	11.3	(12.3)	1.0	—	—
Interest expense, net	127.2	3.5	1.0	—	131.7
Other (income) expense, net	(2.3)	1.1	(1.0)	—	(2.2)

Non-operating expense (income), net	136.2	(7.7)	1.0	—	129.5

(Loss) income before taxes	(137.5)	(169.9)	4.0	—	(303.4)

(Benefit from) provision for income taxes	82.9	(83.4)	1.4	—	0.9

(Loss) earnings before equity income	(220.4)	(86.5)	2.6	—	(304.3)

Equity loss (income) in subsidiaries	83.9	—	—	(83.9)	—

Net (loss) income	(304.3)	(86.5)	2.6	83.9	(304.3)
Net income attributable to non-controlling interest	—	—	0.6	—	0.6

Net (loss) income attributable to HBAC	$(304.3)	$(86.5)	$2.0	$83.9	$(304.9)

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

For the year ended December 31, 2009

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$3,379.2	$85.2	$(265.9)	$3,198.5
Cost of sales	—	3,227.7	74.8	(265.9)	3,036.6

Gross Profit	—	151.5	10.4	—	161.9

Restructuring, net	—	34.1	—	—	34.1
Definite-lived intangible asset impairment	—	74.5	—	—	74.5
Goodwill and indefinite-lived intangible asset impairment	—	448.3	—	—	448.3
Selling, general and administrative expenses	1.1	204.5	4.1	—	209.7
Research and development expenses	—	107.3	—	—	107.3

Operating (loss) income	(1.1)	(717.2)	6.3	—	(712.0)

Intercompany interest expense (income), net	8.6	(9.4)	0.8	—	—
Interest expense (income), net	148.4	4.5	(0.1)	0.6	153.4
Gain on debt repurchase, net	(352.1)	—	—	—	(352.1)
Other (income) expense, net	(9.4)	9.9	(1.8)	—	(1.3)

Non-operating (income) expense, net	(204.5)	5.0	(1.1)	0.6	(200.0)

Income (loss) before taxes	203.4	(722.2)	7.4	(0.6)	(512.0)

Provision for (benefit from) income taxes	56.1	(119.1)	2.3	—	(60.7)

(Loss) earnings before equity income	147.3	(603.1)	5.1	(0.6)	(451.3)

Equity loss (income) in subsidiaries	598.0	—	—	(598.0)	—

Net (loss) income	(450.7)	(603.1)	5.1	597.4	(451.3)

Net income attributable to non-controlling interest	—	—	0.3	—	0.3

Net (loss) income attributable to HBAC	$(450.7)	$(603.1)	$4.8	$597.4	$(451.6)

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Operations

For the year ended December 31, 2008

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Sales	$—	$3,683.7	$83.3	$(220.5)	$3,546.5
Cost of sales	—	3,167.9	69.5	(220.5)	3,016.9

Gross Profit	—	515.8	13.8	—	529.6

Selling, general and administrative expenses	1.1	274.0	4.0	—	279.1
Research and development expenses	—	110.2	—	—	110.2

Operating (loss) income	(1.1)	131.6	9.8	—	140.3

Intercompany interest expense (income), net	15.6	(16.5)	0.9	—	—
Interest expense (income), net	184.7	13.0	(0.3)	—	197.4
Other income, net	—	(1.0)	(1.4)	—	(2.4)

Non-operating (income) expense, net	200.3	(4.5)	(0.8)	—	195.0

Income (loss) before taxes	(201.4)	136.1	10.6	—	(54.7)
(Benefit from) provision for income taxes	(37.7)	136.0	4.2	—	102.5

(Loss) earnings before equity income	(163.7)	0.1	6.4	—	(157.2)
Equity (income) loss in subsidiaries	(6.5)	—	—	6.5	—

Net (loss) income	(157.2)	0.1	6.4	(6.5)	(157.2)

Net income attributable to non-controlling interest	—	—	1.4	—	1.4

Net (loss) income attributable to HBAC	$(157.2)	$0.1	$5.0	$(6.5)	$(158.6)

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2010

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$203.1	$92.5	$2.2	$—	$297.8

Cash flows from investing activities:
Expenditures for property, plant and equipment	—	(31.8)	(0.2)	—	(32.0)
Additions to computer software	—	(9.7)	—	—	(9.7)
Proceeds from sale of property, plant and equipment	—	6.5	—	—	6.5

Net cash provided by (used in) investing activities	—	(35.0)	(0.2)	—	(35.2)

Cash flows from financing activities:
Payment of notes payable	(158.7)	—	—	—	(158.7)
Payment of term loan	(15.0)	—	—	—	(15.0)
Utilization of revolving credit facility	(235.0)	—	—	—	(235.0)
Proceeds from IRB funding	—	0.1	—	—	0.1
Industrial revenue bond receipts (payments)	44.6	(44.6)	—	—	—
Net (repayments to) borrowings from HBAC	12.3	(13.0)	0.7	—	—

Net cash provided by (used in) financing activities	(351.8)	(57.5)	0.7	—	(408.6)

Net (decrease) increase in cash and cash equivalents	(148.7)	—	2.7	—	(146.0)
Cash and cash equivalents at beginning of period	562.0	0.2	6.6	—	568.8

Cash and cash equivalents at end of period	$413.3	$0.2	$9.3	$—	$422.8

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2009

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$3.4	$176.3	$(2.6)	$—	$177.1

Cash flows from investing activities:
Expenditures for property, plant and equipment	—	(50.5)	(0.5)	—	(51.0)
Additions to computer software	—	(3.5)	—	—	(3.5)
Proceeds from sale of property, plant and equipment	—	1.2	—	—	1.2

Net cash provided by (used in) investing activities	—	(52.8)	(0.5)	—	(53.3)

Cash flows from financing activities:		—	—	—	(202.2)
Payment of notes payable	(202.2)
Payment of term loan	(13.5)	—	—	—	(13.5)
Issuance of long-term debt	188.0	—	—	—	188.0
Debt issuance costs	(7.6)	—	—	—	(7.6)
Utilization of revolving credit facility	235.0	—	—	—	235.0
Proceeds from IRB funding	—	4.4	—	—	4.4
Debt repurchase	(136.7)	—	—	—	(136.7)
Industrial revenue bond receipts (payments)	76.9	(76.9)	—	—	—
Net borrowings from (repayments to) HBAC	47.8	(51.1)	3.3	—	—

Net cash provided by (used in) financing activities	187.7	(123.6)	3.3	—	67.4

Effect of exchange rates on cash and cash equivalents	—	—	—	—	—

Net (decrease) increase in cash and cash equivalents	191.1	(0.1)	0.2	—	191.2
Cash and cash equivalents at beginning of period	370.9	0.3	6.4	—	377.6

Cash and cash equivalents at end of period	$562.0	$0.2	$6.6	$—	$568.8

Hawker Beechcraft Acquisition Company, LLC

Condensed Consolidating Statement of Cash Flows

For the year ended December 31, 2008

(In millions)

	HBAC	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net cash provided by (used in) operating activities	$87.7	$(147.0)	$(9.7)	$—	$(69.0)

Cash flows from investing activities:
Expenditures for property, plant and equipment	(1.4)	(67.4)	(1.4)	—	(70.2)
Additions to computer software	—	(4.0)	(0.7)	—	(4.7)
Proceeds from sale of fuel and line operations, net	123.6	—	—	—	123.6
Proceeds from sale of property, plant and equipment	—	1.4	—	—	1.4

Net cash provided by (used in) investing activities	122.2	(70.0)	(2.1)	—	50.1

Cash flows from financing activities:
Payment of notes payable	(157.3)	—	—	—	(157.3)
Payment of term loan	(13.0)	—	—	—	(13.0)
Industrial revenue bond receipts (payments)	87.0	(87.0)	—	—	—
Net borrowings from (repayments to) HBAC	(311.1)	303.6	7.5	—	—

Net cash provided by (used in) financing activities	(394.4)	216.6	7.5	—	(170.3)

Effect of exchange rates on cash and cash equivalents	(2.7)	—	—	—	(2.7)

Net decrease in cash and cash equivalents	(187.2)	(0.4)	(4.3)	—	(191.9)
Cash and cash equivalents at beginning of period	558.1	0.7	10.7	—	569.5

Cash and cash equivalents at end of period	$370.9	$0.3	$6.4	$—	$377.6

EXHIBIT INDEX

[NOTE: The file number for the Registration Statement on Form S-4 is 338-147828.]

Exhibit Number	Description
31.1.1*	Certifications of the Principal Executive Officer of Hawker Beechcraft Acquisition Company, LLC.

31.1.2*	Certifications of the Principal Executive Officer of Hawker Beechcraft Notes Company.

31.1.3*	Certifications of the Principal Financial Officer of Hawker Beechcraft Acquisition Company, LLC.

31.1.4*	Certifications of the Principal Financial Officer of Hawker Beechcraft Notes Company.

32.1.1*	Certification of the Principal Executive Officer of Hawker Beechcraft Acquisition Company, LLC.

32.1.2*	Certification of the Principal Executive Officer of Hawker Beechcraft Notes Company.

32.1.3*	Certification of the Principal Financial Officer of Hawker Beechcraft Acquisition Company, LLC.

32.1.4*	Certification of the Principal Financial Officer of Hawker Beechcraft Notes Company.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By:	Hawker Beechcraft, Inc., its Sole Member

By:	/s/ W. W. Boisture, Jr.
President and Chief Executive Officer

Date: August 9, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Gina E. Vascsinec	Vice President and Controller	August 9, 2011
Gina E. Vascsinec	(Principal Accounting Officer)

/s/ T. Patrick Kelly	(Principal Financial Officer)	August 9, 2011
T. Patrick Kelly

/s/ W. W. Boisture, Jr.	President	August 9, 2011
W. W. Boisture, Jr.	(Principal Executive Officer)

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the date indicated.

HAWKER BEECHCRAFT NOTES COMPANY

By:	/s/ W. W. Boisture, Jr.
Chief Executive Officer

Date: August 9, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

/s/ Gina E. Vascsinec	Vice President and Controller	August 9, 2011
Gina E. Vascsinec	(Principal Accounting Officer)

/s/ T. Patrick Kelly	(Principal Financial Officer)	August 9, 2011
T. Patrick Kelly

/s/ W. W. Boisture, Jr.	Chief Executive Officer	August 9, 2011
W. W. Boisture, Jr.	(Principal Executive Officer)

/s/ Alexander L. W. Snyder	Director	August 9, 2011
Alexander L. W. Snyder

/s/ Halet A. Murphy	Director	August 9, 2011
Halet A. Murphy

Exhibit 31.1.1

CERTIFICATIONS

I, W. W. Boisture, Jr., certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Hawker Beechcraft Acquisition Company, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2011

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr.
President
(Principal Executive Officer)

Exhibit 31.1.2

CERTIFICATIONS

I, W. W. Boisture, Jr., certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Hawker Beechcraft Notes Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2011

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr.
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.1.3

CERTIFICATIONS

I, T. Patrick Kelly, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Hawker Beechcraft Acquisition Company, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2011

/s/ T. Patrick Kelly
T. Patrick Kelly
(Principal Financial Officer)

Exhibit 31.1.4

CERTIFICATIONS

I, T. Patrick Kelly, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of Hawker Beechcraft Notes Company;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 9, 2011

/s/ T. Patrick Kelly
T. Patrick Kelly
(Principal Financial Officer)

Exhibit 32.1.1

CERTIFICATION

I, W. W. Boisture, Jr., principal executive officer of Hawker Beechcraft Acquisition Company, LLC (the “Company”), hereby certify that:

(1)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr., President
(Principal Executive Officer)

August 9, 2011

Exhibit 32.1.2

CERTIFICATION

I, W. W. Boisture, Jr., principal executive officer of Hawker Beechcraft Notes Company (the “Company”), hereby certify that:

(1)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ W. W. Boisture, Jr.
W. W. Boisture, Jr., Chief Executive Officer
(Principal Executive Officer)

August 9, 2011

Exhibit 32.1.3

CERTIFICATION

I, T. Patrick Kelly, principal financial officer of Hawker Beechcraft Acquisition Company, LLC (the “Company”), hereby certify that:

(1)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ T. Patrick Kelly
T. Patrick Kelly
(Principal Financial Officer)

August 9, 2011

Exhibit 32.1.4

CERTIFICATION

I, T. Patrick Kelly, principal financial officer of Hawker Beechcraft Notes Company (the “Company”), hereby certify that:

(1)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ T. Patrick Kelly
T. Patrick Kelly
(Principal Financial Officer)

August 9, 2011